Exhibit 99.6

OLYMPUS PACIFIC MINERALS INC.

TECHNICAL REPORT

THE BONG MIEU GOLD PROJECT,
VIETNAM

Kirk Rodgers, P.Eng.

Senior Mining Engineer, Micon International Limited

Ian Ward, P.Eng.

Principal Metallurgist, Micon International Limited

Eugene Puritch, P.Eng.
Independent Consultant

John Sullivan. P. Geo.

Senior Geologist, Watts, Griffis and McOuat Limited

Stephen Cheeseman, P. Geo.

Senior Associate Geologist, Watts, Griffis and McOuat Limited

NOVEMBER 30, 2004
Revised July 23, 2007

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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17.0 MINERAL RESOURCE ESTIMATE		33
17.1	GENERAL	33
17.2	HO GAN DEPOSIT	35
17.2.1	General	35
17.2.2	Database Review and Validation	35
17.2.3	Statistical Analysis and Variography	37
17.2.4	Block Model and Resource Estimate	38
17.3	HO RAY DEPOSIT	43
17.4	NUI KEM DEPOSIT	44
17.5	MINERAL RESOURCE ESTIMATE SUMMARY	44
18.0 OTHER RELEVENT DATA AND INFORMATION		46
18.1	MINING AND ECONOMIC MINERAL RESOURCES	46
18.1.1	Open Pit Optimization	46
18.1.2	Economic Mineral Resources and Reserves	47
18.1.3	Mining Method	48
18.1.4	Staff and Labour	49
18.1.5	Dilution	49
18.1.6	Mining Schedule	50
18.2	PROCESSING PLANT	50
18.2.1	Processing Consumables and Spare parts	51
18.2.2	PROJECT INFRASTRUCTURE	53
18.3	TAILINGS DISPOSAL	53
18.4	ENVIRONMENTAL MANAGEMENT	56
18.4.1	EIA Report	56
18.4.2	Environmental Baseline Study	56
18.4.3	Potential Environmental Impacts	58
18.4.4	Physical Impacts	59
18.4.5	Risk Analysis and Breakdown	62
18.4.6	Environmental Consequences of Not Developing the Project	62
18.4.7	Prevention Or Mitigation Of Potential Negative Impacts On The
	Environment	63
18.4.8	Environmental Management, Monitoring And Investigation Program	63
18.4.9	Licences And Permits	63
18.5	PROJECT IMPLEMENTATION	63
18.6	CAPITAL COST ESTIMATE	64
18.7	OPERATING COST ESTIMATE	66
18.7.1	Mining Costs	66
18.7.2	Processing Costs	67
18.7.3	General & Administration Costs	68
18.7.4	Offsite Costs	68
18.8	ECONOMIC EVALUATION	68
18.8.1	Summary	68
19.0 CONCLUSIONS		71
20.0 RECOMMENDATIONS		71
21.0 REFERENCES		72

22.0	SIGNATURES	73

23.0	CERTIFICATES	74

		List of Tables
			Page No.
Table	1.1	Ho Gan Measured, Indicated & Inferred Resources (Using a 0.5
		g/t Au cut-off and 10.0 g/t Au top cut)	1
Table	1.2	Ho Gan Diluted Proven and Probable MineralReserves	2
Table	1.3	Summary of the Pre-Production Capital Cost Estimate	3
Table	1.4	Summary of Life-of-Mine Unit Operating Costs	3
Table	1.5	Economic Evaluation Summary	3
Table	10.1	Ho Gan - Typical 7/8 Area 2004 Drill Intersections	16
Table	16.1	Batch Flotation Test Results	31
Table	16.2	Results From Additional Flotation Tests	31
Table	16.3	Ho Gan Recovery Estimates, (September 25, 2004)	32
Table	17.1	Ho Gan Measured and Indicated Resources (Using a 1.5 g Au/t
		Cutoff and 10.0 g Au/t Top Cut)	33
Table	17.2	Ho Gan Inferred Resource (Using a 1.5 g Au/t Cutoff and
		10.0 g Au/t Top Cut)	33
Table	17.3	Ho Gan Area 7/8 – Range of Mineral Resource Estimates (Using
		a 10.0 g Au/t Top Cut)	33
Table	17.4	Ho Gan Wireframed Global – Range of Mineral Resource
		Estimates (Using a 10.0 g Au/t Top Cut)	34
Table	17.5	Workspace Error Report	36
Table	17.6	Ho Gan – Classical Statistics for Au (g/t) Assays	37
Table	17.7	Ho Gan 7/8 Comparative Resource Estimates	42
Table	17.8	Ho Gan Wireframed Global Comparative Resource Estimates	42
Table	17.9	Ho Ray Deposit Historic Mineral Resources CRM 1996 – Not
		Classified to CIM Standards	44
Table	17.10	Nui Kem Deposit Historic Mineral Resources CRM 1993 – Not
		Classified to CIM Standards	44
Table	18.1	Undiluted Economic Mineral Resource Estimate	48
Table	18.2	Ho Gan Diluted Proven and Probable Mineral Reserves	48
Table	18.3	Estimated Staffing and Labour Totals for Mine Operation	49
Table	18.4	Potential Sources of Environmental Impacts	59
Table	18.5	Predicted land area potentially impacted	61
Table	18.6	Detailed Capital Cost Estimate	65
Table	18.7	Summary of Life-of-Mine Unit Operating Costs	66
Table	18.8	Vietnamese Contractor Mining Cost Estimate (US$/tonne)	66
Table	18.9	Adjusted Mining Cost Estimate (US$/tonne)	67

Table	18.10	Summary of Estimated Unit Processing Operating Costs
		(US$/tonne)	67
Table	18.11	Life of Mine Totals, Economic Evaluation Summary	69

Cash Flow Table using US$400 per ounce			70

Cash Flow Table using US$400 per ounce

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		List of Figures
			Page No.
Figure	4.1	Bog Mieu Property and Location Map, Vietnam	8
Figure	4.2	Location of Deposits on the Property	9
Figure	10.1	Simplified Property Geology and Land Holdings	14
Figure	10.2	Ho Gan Surface Plan and Area 7/8 Cross Section	17
Figure	10.3	Ho Can Area 7/8 – Drillhole, Trench and Pit Location Plan	18
Figure	10.4	Ho Ray and Thac Trang - Simplified Geology and DDH Location
		Plan	19
Figure	10.5	Ho Ray – Schematic Cross Section	20
Figure	10.6	Nui Kem – Underground Workings and Surface Trace of Vein	21
Figure	10.7	Nui Kem – Schematic Cross Sections	22
Figure	17.1	Log Normal Histogram for Ho Gan 1 m composites	37
Figure	17.2	Ho Gan 7/8 area section 1704520N (looking north); Au block
		model and resource categories (Vertical Exaggeration x 3)	43
Figure	18.1	Mining Areas	46
Flowsheet and Mass Balance			52

1.0 SUMMARY

The Bong Mieu property is located in the southeast corner of Quang Nam Province, in central Vietnam, some 80 km south of the port city of Danang and 20 km southwest of the provincial capital of Tam Ky. Olympus Pacific Minerals Inc. (Olympus) has a 100% interest in Bong Mieu Holdings, Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (Bogomin), a joint venture enterprise incorporated in Vietnam, owner of the Bong Mieu property. Olympus manages the exploration programs on the property. The property hosts three known gold deposits, Ho Gan, Ho Ray and Nui Kem. This report primarily focuses on the Ho Gan gold deposit that is located some 2 km south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River.

A technical review conducted by Watts, Griffis and McOuat Limited (WGM) in September 2004, includes an audit of the Mineral Resource estimate for the Ho Gan deposit, as prepared by Olympus, and a validation of the resulting block model, tonnages and gold grades. The WGM Technical Report, to Canadian National Instrument 43-101 (NI-43-101) standards, is available on SEDAR.

Subsequently, Micon completed a pre-feasibility study of the project, which was issued to Olympus on November 2, 2004 and was the subject of the November 4, 2004 press release by Olympus.

Olympus has retained Micon International Limited (Micon), to compile this Technical Report of the Bong Mieu project, to the standards of NI-43-101, in order to fulfill disclosure requirements.

The Ho Gan Measured, Indicated and Inferred Mineral Resource estimates for a 0.5 g/t cutoff grade, reported by WGM, are shown in Table 1.1.

Table 1.1
Ho Gan Measured, Indicated & Inferred Resources (Using a 0.5 g/t Au cut-off and 10.0 g/t Au top cut)

Area	Measured		Indicated		Measured plus Indicated		Inferred
	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes			Au (g/t)
7/8	193,400	2.76	189,400	2.35	382,800	2.56	11,300	2.59
Remainder			733,900	2.01	733,900	2.01	11,500	1.44
Ho Gan Wireframed Total	193,400	2.76	923,300	2.08	1,116,700	2.20	22,800	2.01
As published by Wattes Griffis and McOuat, September 17, 2006

Working with the resource model audited by WGM, Micon (Eugene Puritch, P.Eng.) developed an optimized open pit model using the Whittle 4X program. The technical and economic parameters used in the modelling procedure were developed by Micon, in consultation with Olympus. Micon has calculated the economic mineral resources, as mineral reserves, contained within the pit model.  The total mineral reserves are estimated to be 780,000 tonnes with an in-pit grade of 2.63 g/t Au and corresponding waste of 1,045,000 tonnes.  An internal pit cut-off grade of 0.68 g/t Au was calculated from operating cost estimates.

Micon estimates that an ore mining dilution rate of 10% at a grade of 0.3 g/t Au will be experienced. Table 1.2 presents the diluted proven and probable mineral reserves.

Table 1.2
Ho Gan Diluted Proven and Probable Mineral Reserves

Area	Proven		Probable		Proven plus Probable
	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
7/8 Zone	189,200	2.74	185,800	2.44	375,000	2.59
Other zones			483,000	2.28	483,000	2.28
Ho Gan Wireframed Total	189,200	2.74	668,800	2.32	858,000	2.42

The total mineral reserves are estimated to be 858,000 tonnes with an average grade of 2.42 g/t Au.

Micon has prepared a preliminary schedule of the mining operation that shows the expected tonnes and grade of ore produced over the mine life. A preliminary waste rock production schedule has also been prepared. This schedule has been prepared on the premise that for the first seven months of the project, ore production will be in the order of 500 t/d. After this time, production will be increased to 800 t/d.

The process design was developed by Gekko Systems Pty Ltd after testing of several ore samples, using gravity and flotation methods, and reviewed by Micon and Mr. Klaus Konigsmann, an independent metallurgical consultant.  The process selected for the Bong Mieu project includes crushing, grinding, gravity concentration, flotation of gravity tailings and intensive cyanide leaching of the combined gravity and flotation concentrates.

The projected life-of-mine average gold recovery is 81.5% .

Olympus and its consultants have identified the requirements for the project infrastructure and combined administration suitable for the project. These include power supply, water supply, tailings disposal, access roads, site buildings, and security.

Coffey Geosciences Pty Limited conducted a design of the tailings dam for the Bong Mieu project. The design report, which was issued in August 2004, covers staged construction of the main embankment, the leach dam and associated infrastructure such as spillway, underdrainage and return water sump.

Kingett Mitchell Limited completed an Environmental Impact Assessment (EIA) for Olympus Pacific Minerals Inc entitled “Environmental Impact Assessment, Ho Gan mine, Bong Mieu Project, Quang Nam Province, Vietnam”, in August 2004.

The implementation of the Bong Mieu project is estimated to be only 6 months from the start of detailed engineering to the commissioning of the facilities. The projected mine start-up date is April 2005. The project completion date is contingent on receipt of the permits and having project financing in place by November 2004 and the punctual delivery of the major equipment. The schedule may be revised slightly pending final commitments from suppliers and contractors.

A summary of the estimated pre-production capital cost of US$4.5 million is presented in Table 1.3. The precision of the estimate is +/- 15%.

Table 1.3
Summary of the Pre-Production Capital Cost Estimate

US$
Area	(Thousands)
Project administration	166.9
Definition drilling	40.0
Infrastructure	562.3
Light vehicles	88.0
Process plant	2,800.0
Tailings dam	291.0
Working capital	122.5
Contingency	407.1
Total	4,477.8

A summary of the estimated average life-of-mine unit operating costs, per tonne of ore treated, is presented in Table 1.4.

Table 1.4
Summary of Life-of-Mine Unit Operating Costs

Unit Cost
Area	US$/t Milled
Mining	3.91
Processing	5.49
General and Administration	1.93
Gold refining, insurance etc per ounce	0.19
Mine development	0.29
Cash operating cost	11.82

The estimates of gold production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis, assuming 100 % equity financing, and uses gold prices of between US$350 and US$ 425 per ounce. The results of the cash flow evaluation are summarized in Table 1.5 showing life-of-mine totals.

Table 1.5
Economic Evaluation Summary

			Gold Price (US$/oz)
Item	Unit	350	375	400	425
Pre-production capital cost	$000	4,478	4,478	4,478	4,478
Sustaining capital	$000	903	903	903	903
Operating cost, excl royalties	$000	10,082	10,082	10,082	10,082
Cash operating cost	$/oz	187.53	187.53	187.53	187.53
Total royalties	$000	941	1,008	1,075	1,142
Total reclamation costs	$000	256	256	256	256
Total production cost	$/oz	209.79	211.04	212.29	213.54
Gold production	$oz	53,759	53,759	53,759	53,759
Gold sales	$000	18,816	20,160	21,404	22,848

			Gold Price (US$/oz)
Item	Unit	350	375	400	425
Net revenue	$000	7,537	8,814	10,091	11,368
Cash flow, before tax	$000	2,402	3,679	4,956	6,232
Pre-tax NPV@ 10 % discount rate	$000	1,404	2,422	3,440	4,457
Pre-tax NPV@ 5 % discount rate	$000	1,851	2,987	4,122	5,258
Pre-tax IRR	%	39	61	86	114

The pre-feasibility study demonstrates that the Bong Mieu is a viable project and Micon recommends that ongoing engineering and development continue to bring the property to production.

2.0 INTRODUCTION AND TERMS OF REFERENCE

The Bong Mieu property is located in the southeast corner of Quang Nam Province in central Vietnam.  Olympus Pacific Minerals Inc. (Olympus) has been involved with the property since September 1997 and owns 100% interest in Bong Mieu Holdings, Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (Bogomin), a joint venture enterprise incorporated in Vietnam, owner of the Bong Mieu property.  The other 20% of Bogomin is owned by two Vietnamese governmental organizations, MIDECO (10%) and MINCO (10%).

Three known gold deposits occur on the property, named Ho Gan, Ho Ray and Nui Kem. Of the three deposits on the property, Ho Gan has been identified as having the shortest preproduction period.  Olympus has explored the deposit and developed a resource estimate, which has been audited by Watts, Griffis and McOuat Limited (WGM), a geological and mining consulting company based in Toronto, Canada.  WGM was responsible for a Technical Report relating to the Bong Mieu property entitled “A Technical Review Of The Bong Mieu Gold Project In Quang Nam Province, Vietnam For Olympus Pacific Minerals Inc”, dated 17 September 2004. This report was filed on SEDAR in September, 2004.

In mid-2004, Olympus commissioned Micon International Limited (Micon) to conduct a pre-feasibility study of the development of the Bong Mieu project, based on the identified Ho Gan resource. Mr. Kirk Rodgers, P.Eng., a Senior Mining Engineer with Micon, visited the project site between 16 July and 20 July 2004. During the visit, Mr. Rodgers inspected the site and surrounding infrastructure, and reviewed the studies of local unit costs and labour rates. Mr. Rodgers is responsible for the mining section of the study. Mr. Eugene Puritch, P.Eng., a consultant to Micon, is responsible for development of the optimized open pit mine design and the estimates of economic mineral resources and mineral reserves. Mr. Ian Ward, P.Eng., Principal Metallurgist with Micon, is responsible for the sections of the study concerning metallurgy, processing, capital and operating costs, and financial evaluation.

Following this site visit, Micon reviewed studies, produced by other consultants to Olympus, concerning the metallurgical characteristics of the ore, process plant design, tailings storage design and environmental impact.  Micon accepts these studies and has incorporated their results in the pre-feasibility study. Micon developed project operating costs and, based on the resource model audited by WGM, developed the design for an open pit mine for the Ho Gan deposit.

The mine production plan resulting from the mine design, together with the designs and costs for the plant and infrastructure, form the basis of the pre-feasibility study. Micon prepared a cash flow calculation which demonstrates the viability of the proposed development, and compiled a report on the project. The report “Pre-Feasibility Study on the Ho Gan Deposit of the Bong Mieu Gold Project, Vietnam” was issued to Olympus on November 02, 2004.

Olympus commissioned Micon to prepare this technical report, to NI-43-101 standards, to fulfill disclosure requirements further to receipt of the pre-feasibility study and the press release by Olympus dated November 04, 2004.

All currency amounts in this report are stated in US dollars, most frequently expressed in terms of constant mid-2004 value.

Units of measurement are stated in SI units, the Canadian and international practice, except when necessary to refer to precious metals quantities, which may also be reported in troy ounces (ounces, oz), a common practice in the gold mining industry.

3.0 DISCLAIMER

Micon has accepted the Mineral Resource estimate that has been developed by Olympus and audited by WGM. WGM was responsible for a Technical Report relating to the Bong Mieu property entitled “A Technical Review Of The Bong Mieu Gold Project In Quang Nam Province, Vietnam For Olympus Pacific Minerals Inc”, dated 17 September 2004, and filed with SEDAR in September, 2004. This technical report refers to the WGM, September 17, 2004 report concerning the geology, mineralization, exploration, drilling, sampling and data verification, as these are described fully in the WGM Technical Report and by authors in this report.

Coffey Geosciences Pty Limited (Coffey), a geotechnical consulting company based in Australia, is responsible for the investigations and engineering design for the Xa Kok Sau tailings storage facility (TSF), which Micon has incorporated in the pre-feasibility study.

Geotechnical investigations, for plant foundation design, were conducted by Olympus.

Gekko Systems (Gekko), a process design and equipment supplier based in Australia, is responsible for the metallurgical testing program, conducted by Gekko and Ammtec Limited, using drill hole samples selected and sampled by Olympus.  On the basis of test results, reviewed by Micon and Mr. Klaus Konigsmann, an independent metallurgical consultant retained by Olympus, Gekko provided the process flowsheet design, process engineering and plant capital cost estimate.

Micon has accepted, and incorporated in the study, the Environmental Impact Assessment (EIA) study provided by Kingett Mitchell Limited to Olympus Pacific Minerals Inc, entitled “Environmental Impact Assessment, Ho Gan mine, Bong Mieu Project, Quang Nam Province, Vietnam”, in August 2004.

Micon has not conducted due diligence on the ownership of the property as described by Olympus.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Bong Mieu property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam. It is some 20 km south of the provincial capital of Tam Ky which lies about 60 km south of the city of Da Nang along Highway 1 (see Figure 4.1) .

The Ho Gan gold deposit is located some 2 km south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River. Figure 4.2 shows the location of the Ho Gan, Ho Ray and Nui Kem deposits and the other principal occurrences on the property.

The property is covered by a 25-year Investment License covering 3,000 ha granted in March 1991. Two Mining Licenses (one on Ho Gan, the other on Nui Kem), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.

The owner of the Property is Bong Mieu Gold Mining Company Limited, (“Bogomin”), a joint venture enterprise incorporated in Vietnam. Olympus acquired its interest in the Property in September 1997 by acquiring 100% of Bong Mieu Holdings, Ltd. from Ivanhoe Mines Ltd. Bong Mieu Holdings, Ltd. holds 80% interest in Bogomin, the other 20% being held by two Vietnamese governmental organisations, MIDECO (10%) and MINCO (10%).

A 2% net smelter return royalty from any production is payable to Ivanhoe Mines Ltd. A 3% net smelter return royalty is payable to the Vietnamese government. These royalties are cumulative.

Figure 4.1
Bog Mieu Property and Location Map, Vietnam

Figure 4.2
Location of Deposits on the Property

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Bong Mieu Project area is by 90 km of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The proposed Ho Gan Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.

The monsoon tropical climate has temperatures varying from a high of 42º C in summer to 16º C in winter, although it is reported that temperatures may fall below 15º C in the cold season. Rainfall records from the weather station at Bong Mieu show an average annual rainfall of 4,086 mm over the 2 years (Aug 1993 to July 1995) with a minimum annual rainfall of 2,935 mm and a maximum annual rainfall of 5,265 mm. Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October. January through August are generally drier months, with less than 180 mm of precipitation per month and January to April are typically extremely dry.

Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second- or third- growth forest.

The Property is near the commune of Tam Lanh which comprises 10-12 villages and a population of between 5,000-10,000. The commune provides a medical clinic and primary schools. The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both on the Property and outside.

Electrical power via the national grid is close to the Property and reaches the villages. Water is available on the Property from the local rivers.

6.0 HISTORY

The Ho Gan gold deposit area has been worked since historical times by Cham (tribe) miners who recovered alluvial gold from the Bong Mieu River and coarse visible gold from adjacent areas. French companies, who named the property Bong Mieu or Champ D’Or, mined the property between 1895 and 1941.  Basically, only minor exploitation was undertaken following the Second World War.

Underground production by the French companies is reported to be in the order of 450,000 tonnes averaging 5.6 g Au/t. The French also produced silver (some 638 kg up to 1936) and galena (104 tonnes between 1895 and 1919).

Following the end of the war in Vietnam in 1975, a number of geological surveys were carried out in the area and as a result of this work, the Bong Mieu Gold Mining Enterprise was formed by the Provincial authorities. The amount of gold produced by the Bong Mieu Gold Mining Enterprise (1975-1988) is unknown as few records are available.

Between 1988 and 1994, exploration on the property continued by Covictory Investment Ltd. (Covictory) of Hong Kong. Indochina Goldfields Limited (IGL) through Ivanhoe Mines Ltd. gained control of the project early in 1994 through agreements with Bong Mieu Holdings, Ltd. Olympus acquired Bong Mieu Holdings, Ltd. from IGL in September 1997.

6.1 PREVIOUS EXPLORATION

Previous exploration on the Property is adequately described in the WGM Technical Report and need not be repeated in this report.

6.2 HISTORICAL MINERAL RESOURCES

Historical mineral resources and estimates are adequately described in the WGM Technical Report and need not be repeated in this report.

7.0  GEOLOGICAL SETTING

8.0 DEPOSIT TYPES

9.0 MINERALISATION

The subjects comprising the above Sections 7-9 are adequately described in the WGM Technical Report under its Sections 6-8, and need not be repeated in this report.

10.0 EXPLORATION

10.1    1997 TO 2003 INCLUSIVE

From 1997 until late 2001 Olympus (which managed the project for Bogomin) carried out no work on the Property. During this period a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In mid-2002, Olympus renewed work at Bong Mieu. The Property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed, all in part by a geologist who had worked on the Property previously.  A start was made on preparing updated, JORC-compliant Mineral Resource estimates and recommendations were made for additional work.

In May 2003 work resumed.  On a regional scale, the previous magnetic survey was reprocessed and interpreted and reconnaissance mapping and sampling carried out to investigate magnetic anomalies and certain soil geochemical anomalies outlined in past programs.  Ninety-three assay and 18 petrological samples were collected.  Twenty of the assay samples returned values of +0.1 g Au/t (ranging up to 19.99 g Au/t) and the petrological results indicate that the rocks sampled underwent metamorphism at high temperature (>700°C) and at some considerable depth.  A further 52 reconnaissance assay samples and 18 petrological samples were collected in October and November. Twenty-nine of the assay samples returned values of +0.1 g Au/t and ranged to 34.67 g Au/t.  The petrological results indicated that the mineralization at Ho Ray is clearly Au-Bi skarn type, with exo- and endo-skarn rocks identified. The mineralization at Ho Gan was stated to be quartz-sulphide, low temperature, mesothermal style (emplaced into sheared and brecciated zones), likely from reduced fluids.  A greisenised, sheeted quartz veined granite carrying disseminated pyrite was identified from Ho Gan. Elsewhere, at Thac Trang, Rung De and Bong Mieu West, calc-silicate lithologies were noted and from the northern part of the Property various intrusive rocks (tonalites to granodiorite) were described.  The digital database of the Property was updated on an ongoing basis during 2003.

Over the course of the 2003 reconnaissance exploration program, several areas were identified as meriting follow-up work.  The most important were Ho Ray East and Thac Trang (now known collectively as Thac Trang), Ho Gan West, Ho Ray West, Rung De, Nui Kem North and Nui Kem South. Bong Mieu West and Nha Tung East also show promise but are at an earlier stage. These areas are shown on Figure 10.1 (WGM Figure 5). Bong Mieu North and Ho Ray West saw some drilling in the mid-1990s and will be re-evaluated. The Suoi Tre showing, west of Nui Kem was not examined but has been noted as warranting eventual reassessment.

At Ho Gan some 1.6 tonnes of mineralized samples were collected in fifty bags from surface bedrock, old pits and surface debris from previous small-scale/artisanal mining for metallurgical testing. These samples were sent to the Olympus sample prep lab at Kham Duc and crushed to minus 75 mm and 0.5 kg sample splits from each bag were sent to Genalysis Laboratory Services Pty Ltd (“Genalysis”) in Perth, Australia for multi-element assay. Average assay values were 2.93 g Au/t (individual assays cut to 10.00 g Au/t) and 4.73 g Ag/t. A portion of the 1.6 tonnes was sent to SGS NZ Ltd. in Auckland, New Zealand

Figure 10.1
Simplified Property Geology and Land Holdings

in December 2003 for bottle roll and column leach testing. This SGS work, along with that on a Ho Ray sample, was suspended and is discussed in more detail in Section 15 below.

At Ho Ray six pits/shafts, varying in depth from 7 m to 16 m were excavated in order to obtain samples of oxide and sulphide material for metallurgical testing. Five of the six shafts were mapped and channel or chip sampled (the sixth flooded prematurely) and the mapped geology compared well with that obtained from the RC drilling carried out in the past. Twenty-four samples were sent to Genalysis for multi-element assay.  Assays for oxide material in Shaft 2 and Shaft 3 returned from 0.08 to 7.43 g Au/t and 0.55 to 3.44 g Au/t respectively. Sulphide material from Shafts 1, 4 and 5 returned 1.39 to 3.78 g Au/t, 0.02 to 0.32 g Au/t and 0.07 to 7.32 g Au/t respectively. All these gold values are uncut. Some 2.6 tonnes of oxide (1.3 tonnes for testing and 1.3 tonnes as a duplicate sample) material and a similar amount of sulphide material were collected. A portion of these samples formed part of the 1.6 tonnes sent to SGS in December 2003. No sample preparation for the channel/chip samples was undertaken by Olympus in Vietnam, however, the metallurgical sample material was crushed to minus 75 mm at the Bong Mieu site.

At Nui Kem, 2003 work consisted largely of digitizing data in order to prepare plans and sections and lay out exploration drillholes designed to assist in confirming/updating the historic resource estimates.  Some problems were encountered with co-ordinate system compatibility but these have now been solved.

At Rung De, late-2003 channel sampling of a quartz vein returned up to 16.16 g Au/t, 117.60 g Ag/t over 3.0 m and at Nui Kem North samples of locally derived float returned highly anomalous gold values.

10.2 2004

A 34-hole infill diamond drilling program was undertaken on the Ho Gan 7/8 Area (NW portion of the Ho Gan deposit).  Its purpose was to enable a revised Mineral Resource estimate and to assist in planning for a small-scale surface mining and processing operation. Twelve other holes were drilled west and southwest of the Ho Gan 7/8 Area. They served as step-out exploration holes and as condemnation holes for possible processing plant, overburden, waste storage and tailings impoundment areas.  No significant results were encountered in these 12 holes.

At Thac Trang immediately southeast of the Ho Ray deposit a 15-hole program was completed in July. It encountered encouraging results. Hole 136 intersected 1.67 g Au/t over 15.0 m including 8.59 g Au/t over 2.0 m and hole 143, 20 m away intersected 11.69 g Au/t over 6.0 m and 3.31 g Au/t over 4.4 m. These are estimated true widths. Several other holes encountered similarly encouraging results.  Mineralization is hosted by quartz veined and sulphide bearing skarn, granite gneiss and schists that dip moderately to the northeast. Follow-up drilling is underway

Since the beginning of July (2004) shallow-hole in-fill drilling has been underway at Ho Gan on the 11 Area on the southeast corner of the deposit and on the 1/2 Area on the northeast corner. Results were not yet available at the time of this report. Further drilling was planned for other areas of the Property in 2004. This may include drilling at Nui Kem.

The Ho Gan 7/8 Area in-fill drilling produced positive results. Although a direct comparison of pre-2004 drilling results with post-2004 drilling results is difficult, it appears that contained ounces of gold have increased and the 7/8 Area remains open to the immediate southwest, after which it is partially cutoff by the 12 condemnation holes referred to above.

Table 10.1 is a list of typical 7/8 Area intersections. Assuming an average 20° dip (all holes are vertical) the true width of mineralization is approximately 94% of core width.

Table 10.1
Ho Gan - Typical 7/8 Area 2004 Drill Intersections

Drillhole #		Intercept		Assay
	From	To	Core Length	Au
	(m)	(m)	(m)	(g/t)
HGDD053	0.00	7.00	7.00	2.79
Incl.	0.00	1.00	1.00	3.34
Incl.	4.50	7.00	2.50	5.27
HGDD056	0.00	3.00	3.00	1.15
HGDD057	0.00	7.00	7.00	1.44
Incl.	0.00	4.00	4.00	2.10
HGDD060	0.00	2.00	2.00	1.46
and	8.00	11.00	3.00	6.89
HGDD062	0.00	8.40	8.40	0.55
Incl.	0.00	2.00	2.00	0.96
HGDD074	0.00	4.00	4.00	1.58
HGDD077	0.00	4.00	4.00	3.82
HGDD083	0.00	12.00	12.00	2.87
Incl.	0.00	4.30	4.30	1.54

A series of figures documenting significant historic and recent work on the Property and specific portions of it follows. Figure 10.2 (Figure 7 WGM) is a Ho Gan surface plan and incorporates a 7/8 Area cross section. Figure 10.3 (Figure 8 WGM) is close-up of the 7/8 Area showing the location of Ho Gan drillholes, including those drilled in 2004 and some of the trenches and pits. Figure 10.4 (Figure 9 WGM) shows Ho Ray and Thac Trang simplified geology and drillholes, including those of 2004.  Figure 10.5 (Figure 10 WGM) shows a schematic Ho Ray cross section. Figure 10.6 (Figure 11 WGM) is a Nui Kem surface plan showing the surface projection of underground workings and proposed drillholes.  Figure 10.7 (Figure 12 WGM) shows three schematic Nui Kem cross sections and proposed drillholes.

11.0 DRILLING

11.1 HISTORIC DRILLING

Drilling was carried out at Ho Gan and Ho Ray while Indochina Goldfields Ltd held an ownership interest in Bogomin and managed the work programs at Bong Mieu. A limited amount of RC drilling was carried out at Ho Ray West, Bong Mieu North and Thac Trang but the bulk of the drilling was at Ho Gan and Ho Ray as described below:

•  Ho Gan - The drilling comprised 51 RC holes totalling 1,864 m (depths 27.5 m to 85 m). Drilling was carried out in 1994 and 1996 by Drillcorp Ltd and Radial Drilling Pty Ltd both of Australia.  Holes were inclined at 60° (46 holes) and 90° (5 holes) and the majority were drilled along two parallel northeast oriented lines spaced 250 m apart and along one (perpendicular) northwest line.  Spacing was approximately 40 m along the lines. In addition a limited number of scout exploratory holes were drilled on the main access track that traverses the area; and

•  Ho Ray - The drilling comprised 96 RC drillholes totalling 5,942.8 m (depths from 30.0 m to 123.5m) .  Twenty-one diamond core holes (DD holes) totalling 1,235.45 m (depths from 30.0 to 107.7 m) were also drilled. One of these was a deepened RC hole. HQ (63.5 mm) and NQ (47.6 mm) core diameters were used to ensure good recoveries and a large mass of sample. The drilling was carried out by Radial Drilling Pty Ltd of Australia during 1994, 1995 and 1996. Drillholes were inclined at 60° (97 holes) and 90° (19 holes).  Most of the holes were drilled along eleven parallel, 060° oriented lines, spaced 50 m and 100 m apart and in the eastern part nine holes were drilled as single or double tests under widely scattered old surface workings and associated altered rocks. Drillhole spacing ranged from approximately 30 m to 60 m along the lines.  RC hole HRRC32 was twinned by core hole HRD102 and the results were similar.  HRD102 intersected 2.24 g Au/t over 21 m and HRRC32 intersected 2.42 g Au/t over 20 m.

11.2 OLYMPUS DRILLING PROGRAM

The 2004 drilling has been done by the Intergeo Division of DGMV (a government organization) of Hanoi using a standard rig (as opposed to wireline). Early in the program drilling was only carried out during daylight hours but this later became 24 hours a day. Core has largely been PQ sized (83 mm in diameter) with some HQ.

The holes, with the exception of one, were drilled azimuth 270° at -60°.  Olympus and historic drilling details for the Property to June 30, 2004 are summarized in Table 11.1.

Table 11.1
Bong Mieu Property – Drilling Statistics

Showing/Location	Year	Type	Holes	Metres
Ho Gan	1994	RC	46	1,702.0
	1995	RC	5	162.0
(Infill)	2004	DD	34	520.5
(Step-out expl. and condemnation)	2004	DD	12	1055.0
Sub-total Ho Gan			97	3,439.5

Ho Ray	1994	RC	79	4,725.0
	1995	RC	13	819.8
	1995	DD	3	189.0
	1996	RC	4	398.0
	1996	DD	18	1,046.45
Sub-total Ho Ray			117	7,178.25
Other Areas
Ho Ray West	1995	RC	18	1,043.0
Bong Mieu North	1995	RC	22	1,339.0
Thac Trang	1994	RC	8	360.0
	2004	DD	15	772.0
Sub-total Other Areas			63	3,514.0
Grand Total (June 30, 2004)			277	14,131.75

11.3 CORE HANDLING AND LOGGING PROTOCOL

Historic– WGM reported in 1997 that very extensive petrological, petrographic, mineralogical, structural, specific gravity and geotechnical work was carried out on the Ho Ray diamond drill core and that numerous reports were prepared. Core was photographed while wet and Rock Quality Designation ("RQD") measurements were taken. RC rock chips were geologically logged in detail.  We have not re-examined these data during the preparation of this report. SG determinations were made on site by Bogomin technical staff on 295 waste and mineralized Ho Ray core samples. SG was determined by immersing a dry core sample in liquid wax (to seal pores in the rock) weighing the sample in air and then when immersed in water.  The difference in the two weights is the weight of the water displaced by the volume of the core. The SG of the core is the ratio of its weight in air to the difference between its weight in air and its weight immersed in water.

Olympus– Drill core is placed in labelled, locally made metal trays. Preliminary lithological logging is carried out at the drill site and is followed by photography and detailed lithological and structural (including RQD) logging (using paper log sheets) at the Bong Mieu field office.  Database entry of logging data is subsequently performed using MSExcel and DHLogger software.

12.0 SAMPLING METHOD AND APPROACH

Historic– At Ho Gan and Ho Ray, pits and trenches were as much as possible channel sampled, with sample width generally 1 m, depending on lithology and mineralization. At Ho Gan, RC sample intervals were generally 1 m, ranging from 0.5 m to 1 m. At Ho Ray, RC samples were initially 1 m but this became 2 m over time. In general RC samples were obtained via a rotary sample splitter attached to the drill return apparatus, which captured drill cuttings, such that one sample was collected for logging and assay purposes and one of the same volume was collected for archiving. Ho Ray drill core was sampled on 0.4 m to 2.2 m intervals depending on lithology and mineralization.

Olympus has reviewed all these historic data in detail and considers that the procedures employed for sampling the pits, trenches, outcrop, RC and diamond drillholes for both Ho Gan and Ho Ray produced representative and unbiased samples and that data density was sufficient to establish the degree of geological and grade continuity appropriate for the procedures used in Mineral Resource modelling and estimates.  WGM came to a similar conclusion in 1997 and has no reason to change this opinion now.  These data were incorporated into the Mineral Resource estimate prepared by Olympus for Ho Gan 7/8 Area in 2004.

Olympus – During the course of its surface reconnaissance work in 2002 and 2003, when it undertook sampling of outcrop, old trenches and its own pits, Olympus used channel and chip sampling methods as much as possible but given the large areas of cover a certain number of "float" samples were also collected.

All drill core as marked by a geologist is sampled in generally lithologically controlled splits. Any significant veining, silicified or disseminated sulphide zones within the wall rocks or elsewhere in the sequence are also split out for sampling. The maximum sample length is 2.0 m, but most splits are 1.0 m or less. All splitting is carried out by diamond saw except for very soft weathered sections, which are split using a mechanical splitter. One half is sent for assay, while the other is retained for subsequent metallurgical or other testing and historic reference.

Material for metallurgical samples for Ho Gan was taken from bedrock, artisanal mining debris and old trenches and pits in nine areas. At Ho Ray, oxide and sulphide metallurgical samples were obtained from material excavated from four of the 2003 pits, which had been stored on surface in piles for each vertical meter. The material from individual areas used for the three composites had previously been assayed so the composite grades could be estimated with some accuracy.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 SAMPLE PREPARATION

Historic – In general, bedrock, trenching and pitting samples were 15 kg to 20 kg in weight. They were crushed to <0.3 mm at the field office and a 1 kg (later 0.5 kg) sample prepared from this material by coning and quartering.

At Ho Gan 4 m composite RC rock chip samples were prepared and panned. If the presence of gold was indicated, a subsample of each 1 m sample was sent for assay.  If not, a subsample of the composite was sent for assay. At Ho Ray, RC samples were not panned and while early samples were generally 4 m composites, later in the program this was reduced to 2 m.

Ho Ray drill core was cut with a diamond saw. One half was sent for assay and the other half retained as an archive for future reference.

Olympus – The Ho Ray pit channel and chip samples were sent to the Kham Duc prep facility, crushed to <1 mm (150 mesh) and 500 g splits were sent to Genalysis. Care is taken that the rotary crushing consistently produces pulps at <1 mm with hand pulverizing done on oversize when necessary.  Other Bong Mieu reconnaissance work surface samples were bagged and shipped to Genalysis without being crushed.

Samples collected for metallurgical testing were subject to some preparation in Vietnam. Fifty bags of Ho Gan samples (referred to above) totalling about 1.6 tonnes were shipped to the Olympus sample prep facility for the Phuoc Son project in Kham Duc where they were crushed to <75 mm. A bulk sample of 480.5 kg was prepared and shipped to SGS NZ Ltd in Auckland, New Zealand for test work. The Ho Ray metallurgical samples were also crushed to <75 mm at Kham Duc. A 516 kg oxide sample was prepared, 500 kg were extracted and shipped to SGS. An 828 kg sulphide sample was also prepared; 500 kg were extracted and shipped to SGS along with the other two samples.

Another Ho Gan metallurgical sample was prepared, this one 50 kg.  It was crushed to <25 mm at Kham Duc and shipped to Gekko Systems Pty Ltd (“Gekko”), Ballarat, Australia.

The 2004 drill core is cut in half by a diamond saw; one half is dried, jaw and rotary crushed to <1 mm at the field office. A 500 g split is sent for assay at Mineral Assay and Services Co., Ltd. (“MAS”) in Bangkok, Thailand.  The other half is returned to the core box and retained as an archive for future reference.

13.2 ASSAYING

Historic – Initially, outcrop, pit and trench samples were sent to the Analytical Centre of the General Department of Mining and Geology laboratory in Hanoi, Vietnam. These samples were found to have been contaminated during lab preparation and the results were excluded from the database.  Subsequently, samples were sent to Analabs in Perth, Australia, SGS (Thailand) Limited in Bangkok, Thailand and Genalysis in Perth. All samples were assayed for gold (fire assay with an atomic adsorption spectrometry ("AAS") finish).  Some were assayed for silver and/or a small base metal-related element suite by AAS. RC samples were sent to Analabs in Perth and to BSE/Analabs in Hanoi. The Ho Ray drill core samples were sent to BSE/Analabs in Hanoi. Gold was determined in all cases by fire assay with an AAS finish. A limited amount of multi-element assaying was done on drill core.

Olympus – All of the 2003 assaying was carried out by Genalysis, which is an accredited NATA (National Association of Testing Authorities, Australia) laboratory and a Member of the Standards Association of Australia. Gold was assayed by fire assay with an AA finish on 50 g samples. Multi-element assaying was also carried out, using AA/OES (Optical emission spectrometry) methodology. The 2004 drill core assaying is being carried out by MAS. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

Gold is assayed by fire assay with an AA finish on 50 g samples. Multi-element assaying is also carried out, using Inductively Coupled Plasma (“ICP”) and sometimes X-ray fluorescence techniques.

13.3 QAQC

Historic – At Ho Gan, analytical precision and accuracy were monitored by the regular inclusion of internal standards, reassaying of replicates and duplicates and by inter-laboratory checks.  At Ho Ray, initial QAQC on RC samples consisted of using selected internal samples as standards for routine submission, by internal laboratory control, by resampling and repeating assays on higher grade material and by comparing individual 1 m sample assay results with 4 m composite values. Later in the RC programs QAQC was maintained through the insertion on site of one standard sample for every 10 samples and if deviations were apparent then the affected sample and adjacent samples were reassayed.  Repeat assays showed good precision (±15%). For the Ho Ray core drilling, no standards were inserted on site but a number of pulps were chosen for reassay.

While the historic QAQC protocols fall short of today’s standards, Olympus is satisfied that the assay results are accurate and suitable for inclusion in the resource estimates databases. WGM has no reason to dispute this conclusion.

Olympus – A blank sample and standards were included in surface sample batches, pit channel and chip sample batches and batches of check samples drawn from metallurgical composites during 2003. In addition Genalysis has an internal QAQC program which sees them insert standards and reassay samples on a regular basis. Blanks were prepared from a known sterile limestone source near Danang and standards were commercial.

For the 2004 drilling 1 blank, 2 standards and 1 duplicate sample are inserted on site per 30 sample batch prior to shipment. The blanks and standards are the same as those used during 2003 for surface sampling QAQC.

Following completion of the drilling, Olympus plans to quarter split selected portions of the core and send the resulting samples without preparation to a different independent laboratory as part of its QAQC program. The same laboratory will perform SG measurements on the samples. WGM approves of the Olympus QAQC program.

13.4 SECURITY

Historic – There is no reason to suspect that any samples were tampered with.

Olympus – Outcrop, trench and pit samples taken in 2002 and 2003 were generally in the care of Olympus geologists at all times between being collected and shipped to the assay laboratory. The field office compound is secure.

During the 2004 diamond drilling program all drill core is removed from drilling sites to secure sample preparation facilities at the field office as soon as practical. All samples are packaged securely and each sample batch promptly driven to Danang for air freight direct to the laboratory, accompanied by sample despatch sheets and bills of lading, copies of which are retained with the sample ledger.

14.0 DATA VERIFICATION

14.1 GENERAL

During the 2002/2003 review of the Bong Mieu property by Olympus, some 15% of the Ho Gan pits, trenches and channel sample locations were inspected and all RC rock chip geological logs were verified for accuracy as to lithology and assay correlation. Locational data were verified and corrected where necessary. At Ho Ray, drill collar data were checked against the topographic data base and corrections were made as necessary. Digital lithology and assay data were also checked against original paper logs.

14.2 WGM SITE VISIT SAMPLING

WGM visited the Bong Mieu property and field office on November 5 and 6, 2003.  Six samples of mineralized surface material, two from each of Ho Gan, Ho Ray and Nui Kem were taken by WGM.  These samples were mostly composed of broken material (grab samples), obviously very near source.  Some chipped material was taken from bedrock exposures.  The samples were collected and sealed in five individual tamper-proof plastic sample bags and one cloth bag.  Because of the logistics and permitting required to ship samples out of Vietnam, the samples were shipped by Olympus to WGM in Toronto. They were subsequently sent to the ALS Chemex ISO 9002 accredited laboratory in Vancouver for analysis. They were each assayed for Au, Ag, Zn and Pb. Au was determined by fire assay with a gravimetric finish on 50 g samples.  Ag, Zn, and Pb were determined by AAS following aqua regia digestion on 30 g samples. In addition, multi-element ICP analysis was carried out.

The purpose of the WGM sampling was to establish the presence of Au in each of the deposits. Five of the six samples returned gold values. The sixth, from the Ho Ray oxide zone in Pit 2 returned <0.05 g Au/t, the detection limit for the assaying method.  Elevated lead values were returned from one of the Ho Ray samples and one of the Nui Kem samples. The results are documented in Table 14.1.

Table 14.1
WGM Bong Mieu Sampling Results

Number	Location	Au	Ag	Pb
		(g/t)	(g/t)	(ppm)
2726	Ho Gan – Area 7	0.57	1	71
2306	Ho Gan – West pit	0.67	4	3,290
2725	Ho Ray, Pit 4 – Oxide/sulphide	2.35	1	9
2727	Ho Ray, Pit 2 - Oxide	*<0.05	*<1	178
2724	Nui Kem, General muck pile	20.9	11	178
2728	Nui Kem, Above Adit 5	0.83	4	3,360
* Below detection limit.

15.0 ADJACENT PROPERTIES

There are no known significant exploration properties adjacent to or near the Bong Mieu property.

The nearest properties of economic significance are the Sepon project of Oxiana Limited, located some 100 km to the NNW in Laos, where production has begun from a deposit hosting Proven and Probable Reserves (JORC-classified) of 14.2 Mt @ 3.43 g Au/t, 5.68 g Ag/t, and the Phuoc Son project of Olympus, located some 70 km west of Bong Mieu. Bong Mieu, Phuoc Son and Sepon are all located near or on the somewhat ill-defined Phuoc Son Suture Zone.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

A series of laboratory metallurgical tests were performed by Gekko Systems Pty Ltd (Gekko) and Ammtec Limited (under Gekko’s supervision) during May and June 2004, using two composite samples provided by Olympus. Testing focused on gravity recovery, flotation, and leaching of gravity and flotation concentrates with cyanide in Gekko’s “InLine Reactor”. Grindability tests were also conducted.

The following extract from the Gekko report of June 28, 2004 summarizes the procedures and results, and includes Gekko’s recommendations from this program of work.

TEST PROGRAM

•  The ore sample was progressively ground and tabled to produce a series of concentrate samples and a tail sample. All samples were analysed to determine the yield – recovery and yield - grade curve.

•  The gravity concentrate was leached under intensive cyanidation conditions.

•  A portion of the table tail and concentrate was split and underwent a bulk sulphide flotation. All samples were analysed to determine the yield – recovery and yield - grade curve.

•  The gravity / flotation concentrate was leached under intensive cyanidation conditions.

OUTCOMES

•  Gravity was effective in producing a concentrate containing 84% of the gold and 9.0% of the mass at a grade of 77.5 g/t.

•  Gold extraction using intensive cyanidation conditions on the high grade gravity composite concentrate was up to 98% in 24 hours with a residue grade of 1.21g/t.

•  Gravity in conjunction with flotation was effective in producing a concentrate containing 93% of the gold and 11.4% of the mass at a grade of 68.8 g/t.

•  Gold extraction using intensive cyanidation conditions on the high grade gravity / flotation composite concentrate was up to 98% in 24 hours with a residue grade of 1.78 g/t.

IMPLICATIONS

•  The ore tested is highly amenable to treatment by gravity concentration using the InLine Pressure Jigs (IPJ) and Falcon Concentrator.

•  The ore tested is highly amenable to treatment by gravity concentration using the InLine Pressure Jigs (IPJ) and Falcon Concentrator in conjunction with flotation.

•  The gravity concentrate is readily amenable to intensive cyanidation using typical ILR conditions.

Reproducibility of gold assays was very poor, with duplicate assays giving differing results. Indicating the presence of free gold particles – although none were visible during the test work.

RECOMMENDATIONS

•  The Inline Pressure Jig be used as a primary and secondary gravity concentrator in conjunction with a Falcon Concentrator to remove over 85% of total gold from the ore into approximately 10% of the mass.

•  The Inline Pressure Jig be used as a primary and secondary gravity concentrator in conjunction with a Falcon Concentrator and sulphide flotation to remove over 92% of total gold from the ore into approximately 11% of the mass.

•  The IPJ / Falcon concentrate is treated in a continuous ILR under intensive cyanidation conditions.

•  The IPJ / Falcon / flotation concentrate is treated in a continuous ILR under intensive cyanidation conditions.

•  The ability to aid gold recovery using bulk sulphide flotation should be considered as an option.

•  The gravity products tested generally respond very well to leaching in an InLine Leach Reactor.

•  Gekko Systems recommend using cyanide and some source of oxygen – for example hydrogen peroxide. This will ensure that adequate levels of dissolved oxygen are obtained and that leaching will occur within the desired cycle time.

•  An InLine Leach Reactor - continuous model is the unit recommended by Gekko Systems.”

Following additional flotation tests and a review of the metallurgical tests by Konigsmann and Micon, the use of a Falcon Concentrator was removed from Gekko’s recommendations.

Within the same test program, Ammtec Limited (under Gekko’s supervision), conducted grindability tests on two separate samples.  A Bond Ball Work Index determination using crushed sample 11124 produced a result of 16.0 kWh/t. A comparative grindability test on sample 11140, using sample 11124 as a comparison, indicated a comparative Bond Work Index of 12.4 kWh/t.

Laboratory flotation tests on two composite samples, also conducted by Ammtec Limited (under Gekko’s supervision), produced the results summarised in Table 16.1.

Table 16.1

Batch Flotation Test Results

Test No.	Composite		Overall Concentrate				Tailings
		Weight	Gold		Sulphur		Gold	Sulphur
		(%)	(g/t)	Recovery	(%)	Recovery	(g/t)	(%)
				(%)		(%)
RG5654*	Hogan #1	3.27	19.1	51.2	3.04	80.4	0.62	<0.05
RG5710/5715	Hogan #1	3.43	18.5	48.9	2.75	79.6	0.69	<0.05
RG5722/5728	Hogan #2	2.67	36.5	56.1	3.57	79.6	0.78	<0.05
Feed	Hogan #1	100.0	1.16	-	0.13	-	-	-
Feed	Hogan #2	100.0	1.75	-	0.14	-	-	-
*Single sighter test

Excluding the sighter test, six 1-kg rougher/scavenger flotation tests were conducted on Hogan #1 and seven on Hogan #2. The individual concentrates were combined for assay.

Ammtec conducted two additional flotation tests on composite samples of feed and gravity tailings in September 2004. These composites were labeled “Ho Gan A” and were subjected to the standard conditions developed during the previous testwork program. The standard test protocol comprised grinding to 80% passing 75 microns, addition of copper sulphate, PAX and MIBC flotation reagents, a total of 15 minutes flotation time split into five successive stages, initial three minutes of conditioning with an additional minute in between each stage. The results of these tests are presented in Table 16.2.

Table 16.2

Results From Additional Flotation Tests

	Flotation of Feed Sample					Flotation of Gravity Tails Sample
									Distribution
	Weight	Assays		Distribution (%)		Weight	Assays		(%)
Product	%	Au (g/t) S (%)		Au	S	(%)	Au (g/t) S (%)		Au	S
Bulk Rougher 1	0.42	198.00	23.50	24.51	17.63	0.63	72.70	12.80	30.61	41.64
Bulk Rougher 2	0.92	126.00	24.80	34.41	41.04	1.08	42.10	7.15	30.47	39.98
Bulk Rougher 3	0.74	95.00	22.30	20.88	29.70	0.56	14.60	1.24	5.43	3.56
Bulk Rougher 4	0.79	24.80	4.32	5.77	6.09	0.91	6.30	0.40	3.81	1.87
Bulk Rougher 5	0.45	14.10	1.50	1.86	1.20	0.84	3.77	0.13	2.12	0.57
Float Tailing	96.68	0.44	0.03	12.57	4.33	95.98	0.43	0.03	27.56	12.38
Head (calculated)	100.00	3.38	0.56	100.00	100.00	100.00	1.50	0.19	100.00	100.00
Head (direct assay)		3.24	0.60				1.38	0.20

A report by Mr. Konigsmann reviewing the results of these flotation tests contained the following conclusions:

•  The grinding circuit should be designed to attain a fineness of grind in the cyclone overflow at a K80 of 75 micron.

•  Gravity recovery by pressure jigs or centrifugal concentrator should be included.

•  A second gravity recovery step (Falcon Concentrator) is not required.

•  The flotation circuit should allow for a total flotation time of 25 minutes in a 3+2 cell arrangement (3 roughers + 2 scavengers).

The circuit performance estimated by Mr. Konigsmann, and endorsed by Micon, in terms of gold recoveries and concentrate grades, is summarized in Table 16.3.

Table 16.3
Ho Gan Recovery Estimates, (September 25, 2004)

	Low	Mine Average	Medium	High
	Grade	Grade	High Grade	Grade
Feed Grade (Au g/t)	2.0	3.0	5.0	8.0
Feed (% Wt.)	100	100	100	100
Gravity Conc. (% Wt.)	0.67	0.74	0.98	1.00
Gravity Conc.(Au g/t)	120	190	290	520
Gravity Au Recovery (%)	40	46.7	57	65
Gravity Tailing Au g/t	1.2	1.6	2.2	2.8
Flot. Conc. (% Wt)	2.05	2.13	2.62	2.83
Flot. Conc.(Au g/t)	40	55	65	80
Flot. Recovery (%)	41	39	33	28
Flot Tailings (Au g/t)	0.39	0.44	0.52	0.57
Total Conc. (% Wt.)	2.7	2.9	3.6	3.8
Feed to ILR (Au g/t)	60	90	128	195
Total Recovery (%) before leach	81	86	90	93

The recoveries predicted above apply to gold before treatment of the concentrates in the leach reactor, where 98% gold dissolution is expected.

17.0 MINERAL RESOURCE ESTIMATE

17.1 GENERAL

WGM has carried out an audit on the Ho Gan Mineral Resource estimate as prepared by Olympus. A summary of this estimate is provided in Tables 17.1 and 17.2. WGM has also briefly reviewed the historic Mineral Resource estimates for the Ho Ray and Nui Kem deposits.

Table 17.1
Ho Gan Measured and Indicated Resources (Using a 1.5 g Au/t Cutoff and 10.0 g Au/t Top Cut) Olympus – Reclassified by WGM (August 2004)

Area	Measured		Indicated		Measured plus Indicated
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t
7/8	145,800	3.31	128,100	2.96	273,900	3.15
Remainder	-	-	414,200	2.70	414,200	2.70
Ho Gan Wireframed Global	145,800	3.31	542,300	2.76	688,100	2.88

Table 17.2
Ho Gan Inferred Resource (Using a 1.5 g Au/t Cutoff and 10.0 g Au/t Top Cut) Olympus – Reclassified by WGM (August 2004)

Area	Inferred
	Tonnes	g Au/t
7/8	9,200	2.97
Remainder	2,300	3.00
Ho Gan Wireframed Global	11,500	2.98

Olympus also prepared a series of Mineral Resource estimates for both Ho Gan wireframed global and Area 7/8 alone, using different cutoff gold grades. These are presented in Tables 17.3 and 17.4.

Table 17.3
Ho Gan Area 7/8 – Range of Mineral Resource Estimates (Using a 10.0 g Au/t Top Cut) Olympus – Reclassified by WGM (August 2004)

Cutoff Grade	Measured		Indicated		Inferred
g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t
2.5	97,300	3.97	73,100	3.72	7,900	3.13
2.0	120,800	3.64	96,400	3.36	8,300	3.09
1.5	145,800	3.31	128,100	2.96	9,200	2.97
1.0	174,600	2.97	163,800	2.59	9,900	2.84
0.5	193,400	2.76	189,400	2.35	11,300	2.59

Table 17.4
Ho Gan Wireframed Global – Range of Mineral Resource Estimates (Using a 10.0 g Au/t Top Cut) Olympus – Reclassified by WGM (August 2004)

Cutoff Grade	Measured		Indicated		Inferred
g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t
2.5	97,300	3.97	237,200	3.81	8,800	3.31
2.0	120,800	3.64	366,400	3.26	9,400	3.24
1.5	145,800	3.31	542,300	2.76	11,500	2.98
1.0	174,600	2.97	798,400	2.27	18,500	2.01
0.5	193,400	2.76	923,300	2.08	22,800	2.01

WGM has classified the defined mineralization according to the definitions of National Instrument 43-101 and the CIM Standards.

For the purposes of the report the relevant definitions for the CIM Standards are as follows:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

17.2	HO GAN DEPOSIT

17.2.1	General

WGM’s audit included:

• Review of the Shywolup and Sirinawin June, 2004 report "Resource Estimation of Ho Gan area ".

• Review of the Shywolup and Sirinawin June, 2004 report "Resource Estimation of Ho Gan area 7 and 8".

• Review and validation of the Gemcom database created by Olympus personnel from data originally compiled using MapInfo, MineMap and Geosoft software.  The Gemcom database included drillhole data, wireframes and block models.

• Check of the composite calculation and comparison of raw assay and composite values.

• Check of the geological and grade envelope interpretation against geological coding and grades in the drillholes.

• Importing/development of additional block models and wireframe files using Gemcom software and validation of them.

• Validation of the grade interpolation.

• Verification of the reporting of the resources.

All data used for WGM's audit were supplied by Olympus and WGM did not generate any new interpretations.  We have assumed the data supplied to us to be correct and have accepted it for the purpose of this report.

17.2.2 Database Review and Validation

The Ho Gan project database of drillholes, wireframes and block models was supplied to WGM by Olympus in a Gemcom project database format.  The Gemcom project database had been populated with data objects by using the application tools within Gemcom and through the importation of various ASCII data files.  Some of these data were developed using MapInfo, MineMap and Geosoft software applications prior to importation into the Gemcom project database.

The drillhole workspace contained collar, downhole survey, and interval data for assays and major lithological units. No density data were stored in the drillhole workspace. Drillhole data were provided to WGM in two (separate) drillhole workspaces, one containing all the drillholes for the Ho Gan global resource (HGDrillhole) and another containing drillholes for the Ho Gan 7/8 resource area only (HG78hole).  Both workspaces contained gold assays, with an additional gold field cut to 10 g Au/t.

The HG78hole workspace contained additional tables that appeared to hold interval composited assay intervals, however, no documentation was observed to explain the methodology used to calculate these composites.  WGM believes these composites were generated using a standard length of 1 m.  There are 3 additional tables (COMP_1M, COMP_05 and COMP_15) with individual composited profiles (for 1 m length and 0.5 g Au/t and 1.5 g Au/t cutoff Au value) that were generated subsequent to the resource estimation. They were included within the workspace but not used for the estimation.

WGM reviewed and validated the drillhole workspace in order to identify errors such as overlapping or out of sequence intervals, missing assays, etc. In general, the database was in good order with only 2 minor errors (one was in new lithology and one was in assay table) and 18 warnings identified (interval records that are implicitly missing), (see Table 17.5) .

Table 17.5
Workspace Error Report
Hole-ID	Error / Warning	Interval / Distance (m)
VL 68	TO value> than hole length	5.30>5.25
HGDD056 :	TO value> than hole length	13.40>13.20
HGRC-13 :	No interval defined	25.00to26.00
HGRC-44 :	No interval defined	2.00to4.00
HGRC-46 :	No interval defined	28.00to29.00
HGRC-50 :	No interval defined	1.00to2.00
HGRC-50 :	No interval defined	17.00to18.00
HGRC-50 :	No interval defined	19.00to21.00
HGRC-51 :	No interval defined	1.00to2.00
HGRC-51 :	No interval defined	24.00to25.00
VL7 23 :	No interval defined	2.50to2.80
VL7 23 :	No interval defined	6.00to6.50
H1 :	No interval defined	4.60to6.10
H7 22 :	No interval defined	20.00to26.00
H7 22 :	No interval defined	38.00to48.00
G3 14 :	No interval defined	4.80to5.20
G4 13 :	No interval defined	11.20to12.20
GI11 :	No interval defined	3.00to4.20
GI11 :	No interval defined	7.00to7.50
GI13 :	No interval defined	5.40to7.00

The HGDrillhole workspace contained 359 drillholes ranging from 0.5 -85 m in length. The HG78hole workspace (being a subset of the HGDrillhole workspace) contained 98 drillholes also ranging from 0.5 -85 m in length.

SG determinations performed in 2002 of some 46 mineralized samples from throughout the Ho Gan deposit gave an average SG of 2.55. These SG determinations ranged from 2.06 to 2.76.  Different mineralized rock types had similar mean SGs (quartz+sulphide 2.57, schist+sulphide 2.53 and limonitic/haematitic schist 2.49) .

Additional SG data were obtained in mid-2004 from Genalysis for 18 core samples and from Transport Engineering Consulting Company 533 (“Company 533”), Danang for 40 core samples.  Genalysis determined an average SG for breccia of 2.62 (12 samples) and for granite of 2.59 (6 samples).  Company 533 determinations averaged 2.51 for breccia (25 samples), 2.50 for granite and gneiss (7 samples) and 2.28 for schist (8 samples).

A global SG of 2.5 was used for tonnage calculation in the Olympus resource estimate.

A number of solids and surfaces were present in the Gemcom triangulated irregular network (TIN) workspace. No errors were found in the solid wireframes.

17.2.3 Statistical Analysis and Variography

The HGDrillhole workspace contained 3,965 assay intervals ranging in length from 0.1 m to 4.0 m. Of these intervals, 199 were assigned below detectable limits of <0.02 g Au/t for the gold field. The HG78hole workspace contained 1,507 assay intervals ranging in length from 0.3 m to 4.0 m. All 199 below detectable limit values were contained within the HG78hole workspace (i.e. the Ho Gan 7/8 zone).

WGM conducted basic statistics in Gemcom for the raw gold assays and the 1 m composite gold grades (Table 17.6), within the HGDrillhole workspace. The 1 m composite intervals were prepared by WGM and included 363 intervals equal to zero. The raw assay interval count included 22 intervals equal to zero.  Figure 17.1 shows the histogram for the 1 m composites.

Table 17.6
Ho Gan – Classical Statistics for Au (g/t) Assays

Ho Gan Global (cut to 10 g/t)	# Samples	Mean	Standard	Max	Coefficient of
[HGDrillhole Workspace]			Deviation		Variation
-- Au g/t assays	3,965	0.427	1.18	10.0	2.76
-- Au g/t 1m composites	4,471	0.399	1.05	10.0	2.72

The comparison of assay and composite grades is reasonable.

Figure 17.1
Log Normal Histogram for Ho Gan 1 m composites

Some semi-variogram analysis has been performed by Olympus, and this preliminary work indicated that short range structures are present at ~30 m, similar to findings by Snowden Associates Pty Ltd (“Snowden”) in its assessment of the Ho Gan resource estimates for Rothschild Australia Limited in April 1993. This assessment was presented in a report titled Assessment of the Ho Gan Gold Project. Snowden performed variogram analysis to confirm the spatial continuity of the Ho Gan deposit, alluding to it as a “very narrow skin of mineralization.” Snowden determined that the best directional variograms were obtained for directions of 070° and 160°, in addition to a very well defined downhole semi-variogram, which established a suspiciously low nugget effect.  This low nugget was qualified by Snowden on the basis that the sampling procedure (which incorporated pit samples) “included sufficient mass and adequate pulverizing and splitting to give excellent reproducibility between two samples from the same pit.”

Modelled semi-variograms support a long axis at 070° and an intermediate axis along 160°, the shortest range being vertical. The longest range indicated showed maximum continuity at 070°, which (oddly) is perpendicular to the shoot plunge direction (330°) that was interpreted by the owners of the property at the time.

Nugget	Sill	Range (m)
0.05	0.39	25 x 22 x 2.5
	0.49	40 x 22 x 2.5
	0.34	130 x 95 x 5.5

Snowden also identified short range (nested) structures from 22-40 m in the plane of mineralization and 2.5 m across with long range structures of 130 x 95 m in the plane and 5.5m across.

17.2.4	Block Model and Resource Estimate

17.2.4.1	Previous Resource Estimates

The Ho Gan deposit has been the subject of a number of resource estimates following various sampling campaigns from the period of 1990-1996, and now with the most recent drilling completed in 2004. The following summary of historic resource estimate work completed prior to 2004, was extracted from Olympus-supplied technical documents.  These historic estimates were all prepared pre-NI 43-101 and WGM has neither audited them nor made any attempt to classify them according to NI 43-101 standards.  They are presented because Olympus and WGM consider them to be relevant and of historic significance.

1.
CRM of Perth, Australia in September, 1992. A 1.0 g Au/t cutoff was applied and resources estimated were: Measured 1.26 Mt @ 2.46 g Au/t, Indicated 0.41 Mt @ 2.38  g Au/t, Inferred 0.09 Mt @ 2.00 g Au/t. An SG of 2.5 was used. Ore blockmodelling was done in Micromine, utilised a search ellipsoid with dimensions 50 m E-W, 70 m N-S and 2 m Z and orientation 0° (mineralization rotated to horizontal), and used an inverse distance squared algorithm. Block dimensions were 10 m E-W,10  m N-S and 1 m Z. Minimum value to file was 0.5 g Au/t. Measured Resources were defined as constrained by pits, trenches or geological boundaries not more than50  m apart, the grade and thickness of the mineralization exhibited continuity, the grade of each block was greater than 1 g Au/t over a minimum thickness of 1 m and 4 or more data points were located within the search ellipsoid of the block. Indicated Resources were defined as constrained by pits, trenches or geological boundaries not more than 50 m apart, the grade and thickness of the mineralization exhibited continuity, the grade of each block was greater than 1 g Au/t over a minimum thickness of 1 m and less than 4 data points were located within the search ellipsoid of the block. Inferred Resources were defined as identified mineralization with insufficient data to allow the geological framework to be confidently interpreted and continuity of mineralization to be predicted.

2.
Gemell Mining Engineers (“GME”) of Perth, Australia in October, 1992 took the above estimate and converted it into Surpac software generated resources as follows: Measured 1.30 Mt @ 2.44 g Au/t and Indicated 0.37 Mt @ 2.42 g Au/t. They added dilution skins of 0.2 m on the footwall and 0.3 m on the hanging wall (skins assigned a grade of 0.35 g Au/t) to produce a Mining Reserve of 1.725 Mt @ 2.08 g Au/t.

3.
CRM in May, 1996. A 0.8 g Au/t cutoff and a 10 g Au/t upper cut were applied and resources estimated were: Measured 0.13 Mt @ 2.08 g Au/t, Indicated 0.56 Mt @ 1.96 g Au/t, Inferred 1.28 Mt @ 1.82 g Au/t. An SG of 2.5 was used. Block modelling was done in Micromine, utilised a search ellipsoid with dimensions 60 m E-W, 60 m N-S and 1 m Z and orientation 60° W, being 318° grid, 5° plunge and used an inverse distance cubed algorithm. Block dimensions were 5 m E-W, 5 m N-S and 0.5 m Z. Limits of the ore block model were 543000E to 545000E, 1702500N to 1704250N and 90 m to 300 m RL. Measured Resources were defined as those blocks with 10 or more data points located within the search ellipse. Indicated Resources were defined as those blocks with more than 5 but less than 10 data points located within the search ellipse. Inferred Resources were defined as those blocks with more than 1 but less than 6 (sic.) data points located within the search ellipse.

4.
Mining engineer John Dunlop, generated conceptual pit outlines also in May, 1996. The resultant 5 mining pits (pits 1, 3A, 3B, 4 and 5) were estimated to contain 1.19 Mt @ 2.08 g Au/t. Difficulties were encountered with the CRM generated digital terrain model (DTM) that was used for the conceptual mining study.

5.
Lycopodium of Perth, Australia in the June 1996 draft prefeasibility study quoted a Probable Reserve of 1.798 Mt @ 1.77 g Au/t from the mining of 7 pits based on CRM’s May 1996 resource figures and on a no waste basis. This figure was repeated in the July 1996 prefeasibility document.

6.
In November 1996, John Dunlop misquoted CRM’s May 1996 resource estimate, which had been fully tabled in Lycopodium’s July 1996 prefeasibility document. Dunlop stated that total Resources at Ho Gan at a lower cutoff of 0.6 g Au/t were 2.50 Mt @ 2.40 g Au/t, however, this should have read 2.58 Mt @ 1.58 g Au/t (10 g Au/t upper cut applied). Dunlop’s June 1996 Probable Reserve of 1.798 Mt @ 1.77 g Au/t was repeated in Lycopodium’s September 1996 report and again in Dunlop’s November 1996 report.

There has been no gold production from the Ho Gan deposit by Olympus.

17.2.4.2     Review of Present Resource Model

The original global Ho Gan resource model was developed by Olympus using Geosoft and MineMap and MapInfo software and the process involved estimation of two block grade models. Gridded surfaces from point survey data were first created to help define the upper limits of the mineralized zones. WGM understands that a global resource block model was estimated and used as a guide along with the gridded surface for the interpretation of sectional polygons that represented the extent of the mineralized resource at a 0.5 g Au/t lower cutoff.  These mineralized boundaries (at a 0.5 g Au/t cutoff) were digitized, from which wireframe objects (solids) were created.  Mineralization at boundary limits was projected no further than 20 m (east-west) and generally 10 m (north-south).

Computer block grade estimation using MineMap software was undertaken. The initial grade model utilized data from 50 RC drillholes, 195 pits, 32 trenches and 15 channel samples. The following modelling parameters were used for the initial grade model:

Upper Cut	10.0 g Au/t
Lower Cut	0.5 g Au/t
Search Ellipse	60 m E, 60 m N, 1 m Z, 5º plunge to 318º
Block Size	5 m E, 5 m N, 1 m Z
Weighting	min. 3 data points, inverse distance squared
SG	2.5
Limits of Global Block Model	543900E to 545000E; 1702750N to 1704000N; 105 to 300 m Z
(RL) and air blocks are not removed

The second grade model (Olympus wireframe resource model), from which resource inventory numbers were reported, used Gemcom software and the following modelling parameters:

Upper Cut	10.0 g Au/t
Lower Cut	0.5 g Au/t
Search Radius	70 x 70 x 10 m; 5° plunge to 318°
Block Size	5 m E, 5 m N, 1 m Z
Weighting	Inverse Distance Squared, 3-16 samples
SG	2.5
Limits of Global Block Model	221900 to 223000E; 1703500 to 1705000N; 80 to 300 m Z

Olympus selected the above parameters on the basis of good correlation and continuity of mineralization between sections.  Olympus used a search range of 70 m in the plane of mineralization and 10 m perpendicular to the plane of mineralization. Given the variography study performed by Snowden, a 70 m search range for the global Ho Gan resource estimate seems reasonable.

In 2004, Olympus completed a new drilling campaign that added 34 vertical infill PQ-size diamond drillholes to better define and upgrade the classification of the Ho Gan 7/8 zone. These new data were used to construct a separate June 2004 block model for Ho Gan 7/8 using MapInfo/Discover and Gemcom software. North-south cross sections were generated on a 20 m spacing using MapInfo/Discover. As with the previous procedure for developing the global Ho Gan resource model, each section was interpreted with a>0.5 g Au/t mineralization outline limit.  These sections were transferred to Gemcom for wireframing where additional 10 m spaced sections were generated to create the complete wireframe of Ho Gan 7/8 area. A new Ho Gan 7/8 block model was generated using these new wireframes as constraints for interpolating grade into blocks. Resource inventories were tabulated and sent to WGM in a Microsoft Excel spreadsheet for both Ho Gan 7/8 and the global Ho Gan resource.

Included in the Gemcom model dataset were new wireframe solids and drill data for Ho Gan 7/8, as well as solids that defined the limit for the global wireframed Ho Gan resource. The HGDrillhole workspace consisted of 359 drillholes, of which 98 were used to estimate the Ho Gan 7/8 zone. Targeted drillhole spacing varies from approximately 10 to 50 m within the Ho Gan 7/8 zone, and 25 to 50 m for the remainder of the Ho Gan deposit.

WGM’s analysis of Olympus’s resource estimate consisted of reproducing the estimates in separately constructed block models, using Gemcom software.  WGM constructed its own block models using the modelling parameters provided by Olympus and compared the results with the estimates tabulated in the Excel spreadsheet. In the absence of any other physical objects, WGM used the provided wireframe solids as physical limits for constraining block interpolation.  The size and shape of each wireframe is presumed to be correct.  The following Olympus parameters were used to construct the WGM comparative block models:

For the Ho Gan 7/8 zone:
Composites	1 m length, 1,507 composites (10 g Au/t cut)
Search Ellipse Pass 1[Measured]	35 m E, 35 m N, 5 m Z, 5º plunge to 318º
Search Ellipse Pass 2 [Indicated]	70 m E, 70 m N, 10 m Z, 5º plunge to 318º
Search Ellipse Pass 3 [Inferred]	100 m E, 100 m N, 10 m Z, 5º plunge to 318º
Block Size	5 m E, 5 m N, 1 m Z
Weighting	ID2, maximum composites per hole is 1, minimum and
maximum composites per block are 4 and 16.
SG	2.5
Limits of Block Model	221900E to 222325E; 1704400N to 1704610N; 80 to 200 m Z
(RL)

For the Ho Gan Wireframed Global Resource:
Upper Cut	10.0 g Au/t
Search Ellipse	70 m E, 70 m N, 10 m Z, 5º plunge to 318º
Block Size	5 m E, 5 m N, 1 m Z
Weighting	ID2, maximum composites per hole is 1, minimum and
maximum composites per block are 3 and 16.
SG	2.5
Limits of Block Model	221900E to 223000E; 1703500N to 1705000N; 80 to 300 m Z
(RL)

17.2.4.3    Comparative Results

Using Gemcom software, WGM prepared a new block model project that included the same block dimensions for Ho Gan 7/8 as well as for the Ho Gan global estimate. Estimations for the Ho Gan 7/8 resource used assays (cut to 10 g Au/t) from 98 drillholes that were length weighted by 1 m intervals for a total of 1,507 composites. The Ho Gan global resource was estimated using 4,471 one-m composites.

WGM understands that these solids were developed from sectional interpreted polygons that in turn, were digitized in MapInfo and MineMap software and used correlated geology and interpolated gold grade blocks as a guide. These ‘mineralization’ solids were imported into Gemcom software and assigned specific resource classes based on grade continuity from section to section.  These resource classes were assigned as follows: Indicated Resource category: solids 1.2, 2.1, 2.2, 2.3, 2.5, and 3.3; Inferred Resource category: solids 1.1, 2.4, 3.1, 3.2, 3.4, 3.5, 3.6, 4.1, 4.2, 4.3, 4.4, 4.5, 4.6 and 5.

Four new wireframes (solids) supplied by Olympus were used to define the interpolation limits for Ho Gan 7/8.  The Ho Gan global resource model incorporated the same 4 wireframes, plus an additional 21 wireframes that defined the remaining global mineralized zone. WGM took special care to ensure that Ho Gan 7/8 wireframes did not overlap older Ho Gan global wireframes by clipping the older global wireframes against the new Ho Gan 7/8 wireframes. The end result was a set of old and new wireframes that were used as limits for grade interpolation. Comparative results are listed in Tables 17.7 and 17.8.

Table 17.7
Ho Gan 7/8 Comparative Resource Estimates

	Olympus Estimate		WGM Estimate
Resource (>0.5 g Au/t)	Tonnes	Au g/t	Tonnes	Au g/t
Measured	193,375	2.76	193,375	2.76
Indicated	189,438	2.35	195,500	2.37
Inferred	11,250	2.59	5,187	2.64

Table 17.8
Ho Gan Wireframed Global Comparative Resource Estimates
(Includes Ho Gan 7/8)

Cutoff	Olympus Estimate		WGM Estimate
	Tonnes	Au g/t	Tonnes	Au g/t
2.5 g Au/t	343,251	3.85	324,687	3.87
2.0 g Au/t	499,500	3.33	466,625	3.37
1.5 g Au/t	699,626	2.88	660,687	2.89
1.0 g Au/t	991,502	2.40	923,750	2.42
0.5 g Au/t	1,139,376	2.19	1,065,125	2.21

The recent drilling on Ho Gan has elevated part of the tonnage for Ho Gan 7/8 area from Indicated to Measured, according to Olympus’s classification parameters. Drill spacing in the Ho Gan 7/8 has decreased from 50 m to approximately 25 m, providing higher confidence in continuity.  Olympus’s interpolation parameters reflect an approach whereby search distance was used as a threshold to determine the classification of resource blocks (Figure 17.2) . The distances used are listed in the above block model parameters and are supported by semi-variogram analysis of Ho Gan composites (see Statistical Analysis and Variography).

The WGM Ho Gan 7/8 area tonnage and grade compare well with the Olympus estimate with only slight differences in categorized tonnage and grade, and the total resource estimate for tonnage and grade is the same. Analysis of the global resource estimate (including Ho Gan 7/8) shows a variance of less than 7% on tonnage and less than 1% on grade for all cutoff categories. Thus, the Olympus resource estimate for the Ho Gan global resource compares well with the WGM modelled resource estimate.

17.3     HO RAY DEPOSIT

Several resource estimates have been prepared for Ho Ray, the last by CRM in November 1996. A block model incorporating all of the drilling data was prepared using Micromine software. In 1996 WGM reviewed the CRM resource estimate report and concluded that the resources appeared to have been estimated using standard industry methods. There has been no work carried out at Ho Ray by Olympus that would influence the estimate in a significant manner.  Olympus has reviewed the historic resource estimate and intends to prepare a revised estimate, compliant with NI 43-101 and CIM standards. The Ho Ray historic Mineral Resource estimate, prepared prior to the coming into force of NI 43-101, is presented in Table 17.9.  WGM has neither audited this estimate nor made any attempt to classify it according to NI 43-101 standards. It is presented because Olympus and WGM consider it to be relevant and of historic significance.

Table 17.9
Ho Ray Deposit Historic Mineral Resources
CRM 1996 – Not Classified to CIM Standards

(Cutoff of 0.9 g Au/t)

	Tonnes	Au g/t
Indicated Resource - sulphide	650,000	1.8
Indicated Resource - oxide	228,000	2.1
Indicated Resource - Total	878,000	1.9
Inferred Resource	1,380,000	1.8

17.4     NUI KEM DEPOSIT

CRM prepared a resource estimate in 1993. A block model was prepared using 755 channel samples taken by CRM from underground workings.  In 1996 WGM reviewed the CRM resource estimate report and concluded that the resources appeared to have been estimated using standard industry methods.  Olympus has carried out only very limited work at Nui Kem since acquiring its interest in the Property in 1997 and there has been no data gathered since the 1993 CRM estimate that would influence the estimate.  The Nui Kem historic Mineral Resource estimate, prepared prior to the coming into force of NI 43-101, is presented in Table 17.10. WGM has neither audited this estimate nor made any attempt to classify it according to NI 43-101 standards. It is presented because Olympus and WGM consider it to be relevant and of historic significance.

Table 17.10
Nui Kem Deposit Historic Mineral Resources
CRM 1993 – Not Classified to CIM Standards

(Cutoff of 3.0 g Au/t)

	Tonnes	Au g/t
Measured Resource	24,000	5.0
Indicated Resource	192,700	6.7
Measured plus Indicated Resource	216,700	6.5
Inferred Resource	1,220,000	8.1

Olympus has laid out three diamond drillholes for Nui Kem but these may not be drilled in 2004. The results of this drilling, whenever it is carried out, would be used to prepare a new and NI 43-101 compliant Mineral Resource estimate.

17.5     MINERAL RESOURCE ESTIMATE SUMMARY

The Ho Gan Mineral Resource was estimated by Olympus using a methodology that utilized an initial block model to aid in the estimation of the final resource block model. The initial block model was estimated using a search ellipse and minimum sample limit as the only constraints for interpolating grade values into blocks. The resulting grade blocks were then used as a guide along with sectional geological interpretations for digitizing sectional polygons. Individual geological units were not digitized, rather, a single geological domain was digitized on each section with its boundaries defined by mineralized material and by a block grade lower cutoff of 0.5 g Au/t.

Using surface information as a further physical constraint, these polygons were wireframed to produce solids. For the Ho Gan global resource (excluding the Ho Gan 7/8 resource zone), each solid was classified as Indicated or Inferred based on Olympus’s confidence in geological and grade continuity from section to section. The Ho Gan 7/8 resource estimate was classified based on successive interpolation passes (three in total), corresponding to Measured, Indicated and Inferred respectively, by increasing the search ellipse with each successive interpolation pass.

While each method outlined above is acceptable, the procedures used to estimate the Ho Gan resource made it somewhat difficult to audit the complete resource. The new Ho Gan 7/8 area drilling was incorporated into a resource model separate from the global Ho Gan resource model, making it time consuming to separate the old Ho Gan 7/8 resource blocks from the global Ho Gan resource model to determine the ‘remaining’ resources.

Another issue was the use of two separate methods for classifying the Ho Gan resource. Modelling Ho Gan 7/8 within the global Ho Gan resource block model would force the use of one classification methodology, and make it easier for reviewers to understand the distribution of resource classes from a global perspective.

The resource inventory reported by Olympus was effectively duplicated by WGM through the generation of check resource models for Ho Gan 7/8 and the remaining global Ho Gan areas. Accordingly, WGM is satisfied with and endorses the Olympus resource estimates for Ho Gan.

18.0 OTHER RELEVENT DATA AND INFORMATION

This section includes other relevant data plus items described as “Additional Information for Technical Reports on Development Properties” required under Form 43-101F1. They are described here rather than at the end of the report under “Additional information” since they form an integral part of the report and the basis for the final conclusions and recommendations for the project.

18.1     MINING AND ECONOMIC MINERAL RESOURCES

18.1.1      Open Pit Optimization

Working with the resource model audited by WGM, Micon (Eugene Puritch, P.Eng.) developed an optimized open pit model using the Whittle 4X software. Micon developed the technical and economic parameters used in the modelling procedure in consultation with Olympus. Micon has calculated the economic mineral resources contained within the pit model. A preliminary mine equipment fleet, dilution estimate and production plan was developed for the economic analysis.

The Ho Gan ore zones will be mined using standard open pit mining techniques and local contractors. The Ho Gan mineral reserves will be extracted by excavating several shallow open pits. The highly undulating nature of the topography in the area of the deposits will allow most of the excavations to commence from a low wall side of the pit which will limit the need for excessive in-pit haulage ramps.

The Mineral Resources at the project are divided into 8 mining areas, as shown in Figure 18.1.

The mining schedule is based on maximizing the early cash flow from the project by mining higher grade ore early in the mine life.  Micon has determined that there are sufficient mineral reserves to support open pit mining for approximately 38 months.

The parameters and operating costs in US dollars for the Whittle 4X optimization provided by Olympus or developed by Micon are:

Production Rate (ore tonnes per day)		500			800

Ore Density (tonnes/m3)		2.50			2.50
Waste Density (tonnes/m3)		2.50			2.50
Overall Open Pit Slopes (degrees)		70			70

Ore Mining Cost ($/tonne)		2.029			1.826
Waste Mining Cost ($/tonne)		2.029			1.826
Mining Recovery		100%			100%
Mining Dilution		10%			10-%

Ore Processing Cost ($/tonne)		5.98			5.56
General & Administration Cost ($/ore tonne)		2.77			2.09
Assaying Cost ($/ore tonne)		0.40			0.29
Reclamation Cost ($/ore tonne)		0.30			0.30

Ore Processing Gold Recovery (Au grade <2.5g/t)		79.4%			79.4%
Ore Processing Gold Recovery (Au grade 2.5-4.0 g/t)		84.3%			84.3%
Ore Processing Gold Recovery (Au grade 4.0-6.5 g/t)		88.2%			88.2%
Ore Processing Gold Recovery (Au grade>6.5g/t)		91.1%			91.1%

Royalty (% recovered metal)		5%			5%

Gold Price (US$/oz.)	350	375	400	350	375	400
Internal Cut-off (g/t gold)	0.89	0.83	0.77	0.77	0.72	0.68

The above operating costs and parameters were entered into Whittle 4X for the optimization run. Optimizing was carried out so that the open pits can be designed and potential economic mineral resources within each open pit estimated. A Gemcom block model was developed with 5.0 m x 5.0 m x 1.0 m blocks that were considered to be the minimum sized SMU (Selective Mining Unit) attainable that would allow good ore/waste selectivity along mineralized contacts. The block model was exported to Whittle 4X software where pit wall slopes, mining costs, process costs, process recovery and metal revenue were assigned for optimizing purposes.

No detailed geotechnical work or review has been performed, however observations on core and in-situ rock properties indicate competent rock. Due to the very shallow pits considered, Olympus has recommended that an overall pit slope of 70 degrees can be supported for use in open pit planning.

18.1.2     Economic Mineral Resources and Reserves

Table 18.1 outlines the undiluted economic mineral resource estimate. Micon does not expect that there will be significant waste rock dilution of the ore in the mining process and that highly selective mining procedures (short benches, narrow bucket widths, etc.) will not be required.

Table 18.1
Undiluted Economic Mineral Resource Estimate

Mining Area	Olympus Zone No.	Ore Tonnes	In Pit (Au g/t)	Waste Tonnes	Waste / Ore Ratio	Total Tonnes	Contained Au (oz)
1	6& 7 & 8	410,231	2.70	427,341	1.04	837,572	35,611
2	1& 2	36,460	3.51	28,448	0.78	64,908	4,113
3	1& 2	24,215	2.85	36,037	1.49	60,252	2,221
4	3	42,328	2.06	63,762	1.51	106,090	2,797
5	4	26,265	1.84	19,413	0.74	45,678	1,556
6	5	100,945	2.54	165,804	1.64	266,749	8,250
7	10	127,104	2.29	187,064	1.47	314,168	9,374
8	11	12,377	4.91	116,747	9.43	129,124	1,955
	Total	779,925	2.63	1,044,616	1.34	1,824,541	65,878

It is expected that the ore will be visibly discernable from waste rock in the bench and faces, and that frequent sampling will not be required in the mucking operation to minimize dilution. On this basis, Micon estimates that a dilution rate of 10% at a grade of 0.3 g/t Au will be experienced.  This estimate was derived by utilizing the $400 per ounce pit shell produced by Whittle.  The internal cut-off grades were derived from processing, general administration and reclamation costs as well as process recoveries, taxes and royalties. This internal cut-off is the minimum ore grade required to breakeven from the open pit edge onwards in the processing stream. The average internal cut-off grade for the pit is 0.68 g/t Au.

As derived from the Measured and Indicated categories of resource blocks, the estimates of diluted mineral reserves in Proven and Probable categories are presented in Tables 18.2.

Table 18.2
Ho Gan Diluted Proven and Probable Mineral Reserves

Area	Proven		Probable		Proven plus Probable
	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
7/8	189,200	2.74	185,800	2.44	375,000	2.59
Remainder			483,000	2.28	483,000	2.28
Ho Gan Wireframed Total	189,200	2.74	668,800	2.32	858,000	2.42

18.1.3     Mining Method

The ore will be extracted using standard open pit mining methods. It is planned for a local contractor, of which there are a number in the area, to conduct all mining under supervision of Olympus technical staff. Mining operations will employ a single 10-hour shift, six days per week for 51 working weeks per year. However, the selected mining contractor will define his crew scheduling. All equipment will be diesel operated.

Drilling of blastholes in the ore and waste will be accomplished with a drill rig that is capable of drilling up to 5-m long blastholes. Drill holes will be loaded with ANFO, which would be mixed at the blasting site or purchased from ORICA (Vietnam).  Where wet holes are encountered, they would be pumped dry using a submersible pump and ANFO loaded into a plastic borehole liner inserted in the hole. The ore and waste will be extracted and removed using standard truck and loader mining techniques, with domestically available 20-tonne capacity trucks. Ore will be hauled to the processing plant. Waste rock will be transported to disposal sites near the mining areas so that during the mine reclamation process following mine closure, this material can be used to contour the pit openings.

Other mining equipment would include 1 Cat D9R or equivalent track dozer for ripping in the open pit and leveling waste dumps.  The open pit haul roads would be maintained with a grader and water truck. Fuelling of equipment would utilize a fuel/lube/service truck, which can travel to equipment requiring fuelling anywhere in the open pit.  Support equipment would include a service truck, utility loader, mobile crane and boom truck crane.

Small pickup trucks would be used by engineering, geology and management personnel for traveling at site and between the site and other facilities.

The two waste stockpiles would be located in an area approximately 500 m from the open pit operation. The average out of pit haul distance for trucks would be approximately 650 m over the life of the mine. Based on the production schedule the waste stockpiles would hold about 500,000 tonnes of waste each.  Once mining from a pit is exhausted, waste will be returned to the pit as part of the closure procedure.  Ditching and berms would be placed around the stockpile area to divert surface water away from the stockpile.

18.1.4     Staff and Labour

It is expected that some labour and staff will be recruited from the area, namely from Tam Ky town and Bong Mieu village. Based on estimates provided by a local excavating company, the mine operating staff and labour will total some 30 to 49 people, as shown down in Table 18.3.

Table 18.3
Estimated Staffing and Labour Totals for Mine Operation

Classification	Number of Personnel
Mining Rate	500 t/d ore	800 t/d ore
Foreman	1	1
Air compressor operator	2	2
Drill Crew	4	7
Blasting Crew	2	4
Loader/Excavator	6	10
Service Crew	2	4
Trucks drivers	7	11
Mechanics	6	10
Total	30	49

18.1.5    Dilution

Micon does not expect that there will be significant waste rock dilution of the ore in the mining process and that highly selective mining procedures (short benches, narrow bucket widths, etc.) will not be required. It is expected that the ore will be visibly discernable from waste rock in the bench and faces, and that frequent sampling will not be required in the mucking operation to minimize dilution.

On this basis, Micon estimates that a dilution rate of 10% at a grade of 0.30 g/t Au will be experienced.

18.1.6     Mining Schedule

Micon has prepared a preliminary schedule of the mining operation that shows the expected tonnes and grade of ore produced over the mine life. A preliminary waste rock production schedule has also been prepared. This schedule has been prepared on the premise that for the first seven months of the project, ore production will be at an average level of 500 t/d. After this time, production will be increased to 800 t/d. The production of ore and waste is shown in the summary cash flow table in the financial analysis.

The pits will be mined in a sequential manner, such that the highest grade of ore is mined early in the mine life. Overburden stripping will also be minimized early in the mine life wherever possible, so as to improve the overall cash flow for the project.

Micon estimates that the mining operation will continue for approximately 38 months, before the currently known mineral reserves are exhausted.

18.2     PROCESSING PLANT

The process selected for the Bong Mieu project includes crushing, grinding, gravity concentration, flotation of gravity tailings and intensive cyanide leaching of the combined gravity and flotation concentrates. The flow sheet designed by Gekko for the Bong Mieu project is shown at the end of this section. The average gold recovery during the mine life is estimated to be 81.5% .

Run of mine (ROM) feed is crushed to minus 9 mm prior to feeding into the ball mill, and the ball mill discharge is pumped to the cyclone with a cut point of 200 µm. Cyclone underflow, feeds to an In-Line Pressure Jig (IPJ1500) with the tails being recycled to the ball mill feed. The primary jig concentrate with a concentrate yield of 30% is fed to an IPJ1000 operating as a cleaner. The IPJ1000 tails is recycled to the cyclone feed while the concentrate (yielding approximately 5% of the new mill feed) is fed to the In-Line Leach Reactor (ILR5000CM).

The cyclone overflow, with about 95% of the new feed mass, is directed to a flotation bank. The low yield concentrates are both leached in the ILR5000CM and the flotation tailings slurry is pumped to the tailings dam. The leach residue from the ILR5000CM undergoes detoxification with hydrogen peroxide and is discharged to a separate tailings dam.

An initial 500 t/d modular plant has been proposed by Gekko, which has supplied a quote for the supply and installation of the complete circuit, excluding the crushing module. For increased production at a rate of 800 t/d, a second ball mill will be installed. The crushing plant will be provided by a local contractor using equipment available within Vietnam.

18.2.1 Processing Consumables and Spare parts

The projected reagent requirements for the processing plant are estimated to be:

Liquid hydrogen peroxide (H2O2) will be used for both the oxygen source in the reactor and detoxification of the leach tailings. The liquid is generally supplied in either 35% or 50% strength in 25L, 205L, 1,000L or 20,000L containers. Total consumption is estimated to be 15 kg/t of concentrate based on 100% H2O2.

Steel Grinding Media for the ball mill are generally available in 1-tonne drums. Estimated consumption is 1 kg/t of new feed.

Sodium Cyanide NaCN (Briquettes) for leaching are available in 1 tonne bags. Consumption is estimated to be 9.2 kg/t of concentrate.

Caustic Soda NaOH (pearl grade) will be used for pH modification in leaching and stripping of the resin. NaOH consumption will be dependent on the site water quality but is estimated to be approximately 1 kg/t.

Potassium Amyl Xanthate (PAX) will be required as a collector in the flotation circuit. The consumption is estimated to be 60 g/t of flotation feed.

Methyl Isobutyl Carbinol (MIBC) will be the frother for flotation.  Unit consumption is estimated to be 4 g/t.

Copper Sulphate will be used as an activator in flotation. The estimated unit consumption is 50 g/t.

Flocculant will be required for the ILR circuit, and consumption is estimated to be 40 g/t.

Power will be provided by a 22 kVA power line with two 750 kVA standby diesel generators.

18.2.2     PROJECT INFRASTRUCTURE

Olympus and its consultants have identified the requirements for the project infrastructure and combined contracts administration and construction management suitable for the project. Items such as power supply, water supply, tailings disposal, access roads, site buildings have been sized for cost estimating.

18.2.2.1     Power Supply and Distribution

The power requirements for the project will be supplied from the local utility supplier via a 22 kVA power line. A commitment has been given to Olympus for a suitable sub-station and power line to be installed at site, at no cost to the project (verbal from Olympus). The power will be delivered to site at an estimated average rate of $0.061/kWh.

The average processing power usage is estimated to be 24.74 kWh/t, which corresponds to a connected load of about 700 and 1100 kW, for the 500 and 800 t/d operating phases, respectively.

Two 750 kVA stand by diesel generators will be installed on site as a back-up power source.

18.2.2.2     Water Supply, Storage and Distribution

Fresh water required for the mine and process will be pumped from the nearby river.  As much as possible, process water will be recycled from the tailings catchment area.

18.2.2.3     Site Facilities and Other Services

The access road will be upgraded and a bridge built to provide suitable access to the mine site for construction and production.

The following site buildings and facilities are projected and have been included in the project capital cost estimate:

• Administration office and first aid station.
• Warehouse and maintenance shop.
• Gold room.
• Security gatehouse.
• Oil and fuel storage and distribution facility.

Security fencing will be installed at all applicable areas within the mine site.

18.3     TAILINGS DISPOSAL

A design of the tailings dam for the Bong Mieu project was conducted by Coffey. The design report, which was issued in June 2004, entitled “Xa Kok Sau Tailings, Dambong Mieu Gold Mine, Design Report, P6642.01 -AH, Tails Dam Staged Design Report” details outlining design criteria, construction consideration and operational guidelines for the tailings dams to be constructed in the Xa Kok Sau valley. The tailings dams are located on investment license number 140/GP dated 5/3/1991 and mining permit number 582/CNNg - KTM dated 22/7/1992. The executive summary from this report is included below.

“The tailings dam will comprise a valley type storage facility formed by the construction of an embankment across a narrow section of the Xa Kok Sau valley. A floating pontoon mounted pump (or similar) will be used to recover liberated process slurry water.  It should be noted that two tailings slurry streams will be produced as a by product of the processing plant.  The gravity circuit will produce benign coarse tailings slurry as no reagents are added to the process.  A second stream will come from the leach circuit (Gekko plant), it is understood that this tailings stream will be detoxed. The two tailings products will be stored separately. Nominal tonnages after the start up year (after year 1) have been advised at 22t/hr feed with the coarser gravity fraction delivering 19.7 t/hr at 22% w/w slurry density while the leach circuit will contribute 2.3 t/hr at 85% w/w slurry density. The tailings dam has been sized to store nominally 1 x 106 m3 of tailings at an assumed average settled density of 1.3 t/m3 or approximately 1,300,000 tonnes at a production rate of 400 tonnes per day. The start up capacity for the first year (year 1), however, is expected to be 300 tonnes per day.

The tailings dam (dam 1) will be formed by the construction of a zoned embankment comprising a clayey upstream zone and a downstream rock/clay zone with a downstream drainage layer, constructed across the Xa Kok Sau valley. The design provides for either:

i.	Full height embankment construction with an associated spillway designed to pass large rainfall events, or

ii.
Staged downstream embankment construction with a deeper spillway excavation through the ridge, which would then be partially backfilled when the embankment is raised at a later stage, or with a spillway located in the southern abutment, which would be backfilled with a new spillway excavated through the ridge when the embankment is raised.

The option of upstream construction has not been considered because this option provides greater risk on stability and operational controls. Construction of the tailings dam embankment will utilize either clayey material sourced from within the Xa Kok Sau Valley area or more likely from the spillway excavation. To provide the advised storage capacity of 1,000,000m3 the embankment crest level has been determined at RL 107.0m with due allowance for beach slopes and a 2.0m embankment freeboard allowance. At this crest level the embankment height (dam 1) will vary from 17m on the eastern side of the valley where the stream is flowing, to 2m where the central ridge is located and then to 12m across the small western valley.

To provide an initial 3.5 years storage capacity of 400,000m3 the embankment crest level has been determined at RL 102.0m with due allowance for beach slopes and a 2.0m embankment freeboard allowance. At this crest level the embankment height (dam 1) will vary from 12m on the eastern side of the valley where the stream is flowing to 7m across the small western valley and no embankment required across the central ridge area.

A spillway will be excavated through the southern abutment (saddle area) to cater for extreme rainfall events (PMF and PMP events – Probable Maximum Flood prediction and Precipitation Probable Maximum Precipitation events respectively), refer to Appendix C [Coffey report]. Contour diversion drains will also be constructed to intercept some runoff around the dams. Under normal operating conditions the full height dam will have a freeboard, adjacent to the embankment, ranging from 15m at start up to a design of 2m at the completion of filling due to the level of the spillway that is required to pass flood events. The deposited tailings, which will slope away from the embankment, will also provide a storage capacity in the event of rainfall events.

The results of the design assessments of the tailings dam site indicate that the tailings storage can be safely operated on the basis that:

• Liberated tailings slurry water is continually removed from the surface of the tailings.

• The tailings dam is operated in accordance with the details contained in the Operations Manual, included in this Design Report document as Appendix E [Coffey report].

• Construction is to be undertaken based on the procedures outlined in the earthworks scope of works document and the drawings; refer to Appendices D and F [Coffey report].

• The safe operation of the tailings dam relies upon the implementation of the tailings operation; management inspection and maintenance procedures refer to Appendix E
     [Coffey report]).

• Regular monitoring is undertaken and the dam is audited once a year by an independent consultant.

• Additional high rate pumping capacity is available to remove excess water from rainfall events in a timely manner.

For initial full height embankment construction the minimum total freeboard to be maintained to prevent tailings or water spillage (overtopping) etc into adjacent downstream areas is 2.0m (embankment crest at RL 107.0m) .  The spillway has been designed with an invert at RL 105.0m or 2.0m below the final embankment crest. The spillway has been designed to pass the PMF rainfall event assuming the diversion drains are overtopped by such an extreme event. The spillway at 25m would pass the above event at just under 2.0m flow depth.

For staged embankment construction, the minimum total freeboard to be maintained to prevent tailings or water spillage (overtopping) etc into adjacent downstream areas is 2.0 m (embankment crest at RL 102.0m) . The spillway has been designed with an invert at RL 100.0m or 2.0m below the staged embankment crest. The spillway has been designed to pass the PMP rainfall event and assumes the diversion drains are overtopped by such an extreme event. The spillway at 25m would pass the above event at just under 2.0m flow depth.

The probability of embankment failure during the life of the tailings disposal is assessed as being low provided construction is undertaken based on the design and scope of works and that the operation guidelines are adhered to.  Reference should be made to the Operations Manual, which is included in Appendix E [Coffey report].

Bong Mieu Gold Mining Co., Ltd. (Bogomin) as operator of the Bong Mieu Gold Mine and thus the tailings dam makes the following commitments:

i.
The tailings dam will be constructed in accordance with the specifications and drawings. Construction will be supervised and monitored by personnel with experience in this type of construction. Details of construction will be provided in a construction report.

ii.	On site testing will be undertaken to confirm compliance and conformance to the specification in respect to material preparation and placement.”

18.4 ENVIRONMENTAL MANAGEMENT

In accordance with the Law on Environmental Protection and Decrees regarding environmental protection issued by the Government, Bong Mieu Gold Mining Co., Ltd. (Bogomin) has prepared the Environmental Impact Assessment (EIA) for the proposed Ho Gan Gold Mine of Bong Mieu Project. Specialists of Bogomin and Kingett Mitchell Limited have compiled the EIA, based on environmental studies carried out during 1994-1996 and 2004.

The EIA report presents environmental studies, environmental impact analysis and mitigation measures together with the positive aspects of mine development as per the EIA template set out within the environmental protection law, decrees and circulars.

The EIA report entitled “Environmental Impact Assessment, Ho Gan mine, Bong Mieu Project, Quang Nam Province, Vietnam”, was issued in August 2004.  Sections from this report have been summarized below.

18.4.1     EIA Report

The overall objectives of the EIA report are to provide a basis on which the Vietnamese Environmental Protection Agencies can evaluate the project.

In this regard, major components of this report consist of:

A description of the mine, mining methods, production technology processes, usage of raw materials, fuels, processing chemicals, etc.

Evaluation of the existing environmental background and baseline data (natural and socio-economic environment) within the project area.

Evaluation of potential positive and negative effects caused by mining and processing operations on the natural environment and socio-economic development within the region.

Proposed mitigation options to overcome any potential negative environmental effects and an evaluation of alternative options.

Recommended environmental management plans, environmental protection options and proposed monitoring work during the project development process. Supervision, training and monitoring of the labour force and the use of equipment. Planning for the expense of monitoring activities, impact mitigation measures, and environmental rehabilitation deposit/bond.

18.4.2     Environmental Baseline Study

The environmental baseline study conducted on the Bong Mieu project considered the natural conditions, in terms of geography, topography, geomorphology, hydrology, geology, climate and hydrometeorology. This study also considered the effects of the local people, including education, health and employment, on the environment, local infrastructure and services, and natural resources.

18.4.2.1     Existing Environmental Baseline Assessment – Soil Quality

In the absence of Vietnamese soil quality guidelines, all soil quality data obtained for Bong Mieu were compared with the Canadian Environmental Quality Guidelines (CEQG) for Agricultural Use.

On the basis of the CEQG guidelines the agricultural soils are elevated (based on maximum values) in the elements Pb, As, Cr, Cu and Se. The exceedence of some elements is likely resulting from a combination of downstream contamination from the former Nui Kem underground mine, and small-scale gold processing in the local villages.

Overall, depending on the location relative to Nui Kem and the illegal gold mining and processing areas, it is obvious that soil in the project area has been polluted at various levels ranging from none to serious.  Some metals concentrations exceeding standards found in areas that have not been affected by illegal gold mining activities, may be related to the trace element concentrations present in the local geological parent materials.

Of particular concern is the concentration of lead within soils. Areas of severe contamination are the north end of Bong Mieu village, the valley floor at the foot of the Ho Gan Hills and the Co Bay area directly below Nui Kem and downstream of the historic Nui Kem tailings dump.

Arsenic is also above permissible levels in many locations and broadly corresponds with high lead concentrations in the soil.

Cyanide concentrations in soils are moderate in some places although generally within allowable standards (Canadian soil quality standards (2002 - agricultural soil) = 0.9 mg/kg). All samples returned between 0.2 and 0.95 mg/kg and these values probably relate to widespread use of cyanide to free gold from crushed rock at some villages.  Cyanide is destroyed rapidly in this situation by acidic groundwater conditions and sunlight but lead (and other heavy metals) remain as heavy metal contamination in the soil.

Soil pH is generally low and all soils tested average pH = 4.3. Tropical soil conditions can explain a moderately low pH (5.5 – 6.0) but this low pH is likely due to decomposing sulphides within the alluvial soils, both naturally occurring and from sulphide concentrations introduced by miners treating ore. Although low, this pH does not in itself threaten human health.

18.4.2.2     Existing Environmental Baseline Assessment – Surface Water

Generally, surface water in all creeks in the project area is contaminated to some extent depending upon the nature of past and artisanal activities within the catchment. One concern that arises from this surface water contamination is the utilisation of surface waters for potable and household uses by local residents in the area.

Data collected in April and May of 1994 and 2004 have been compared to assess any changes in surface water chemistry in the past year. It was noticed that there is a difference between the water chemistry results of the 1994 and 2004 surveys. In 1994 there is a signature of contamination resulting from the Nui Kem mine reflected in low pHs and elevated Fe, Pb, Cu, Cd and As and there is a strong contamination level through the entire catchment of CN, Pb, Cu and As. The CN associated contamination is likely the result of illegal mining and processing of gold. In 2004 there is a signature from the Nui Kem mine, however, the illegal mining and home processing of ore appears to have decreased over time with a small amount of residual Pb and Cu remaining.

18.4.2.3     Existing Environmental Baseline Assessment – Ground Water

Ground water data collected in April and May of 1994 and 2004 have been compared to assess any changes in ground water chemistry in the past decade. The 1994 data show that during this time there was much more local activity processing gold through the use of cyanide which is present, and exceeding Vietnamese standards, throughout much of the area. The general ground water quality in the region is otherwise acceptable. In contrast, the 2004 data show no cyanide contamination.

18.4.2.4     Existing Environmental Baseline Assessment – Flora and Fauna

Flora and Fauna have been evaluated within the project area.  There is great diversity of species known from the wider region, and while there are a number of rare and threatened plant and animal species known or reported within the commune, these generally occur outside the Ho Gan mine area. The Ho Gan mine area is close to human habitation and has been thoroughly and systematically hunted and logged in the past for forest produce. The area surrounding the mine is therefore severely modified and is unlikely to be adversely affected by the construction and operation of the mine.

18.4.3     Potential Environmental Impacts

The three principal operational stages are:

1.	Mine construction.
2.	Mine operation: Mining and Processing.
3.	Post-operation closure.

Each stage will have the potential to create environmental impacts and these may be different for each stage. These potential environmental impacts may affect the physical resources, the ecological resources and have socio-economic impacts.

Factors that have the potential to generate environmental impacts during the life of the project are summarized below:

•  Dust and exhaust gases.
•  Noise.
•  Vibration from explosives.
•  Waste rock.
•  Wastewater containing oil and grease.
•  Wastewater containing suspended solids and dissolved contaminants. Changes in land use.
•  Landscape modification.
•  Traffic.
•  Domestic discharge water and sewerage.

These potential sources of environmental impact will occur during construction and operational life-of-mine but will vary in intensity during various stages of the mine life.

Following closure, potential environmental impacts are likely to be restricted to:

•  Waste rock stockpiles.
•  Contaminated seepage from waste rock and tailings.
•  Modified landscape including workings, plant site and TSF site.

The main potential sources of environmental impacts are related to the main activities carried out at the mine. The main mining activities and quantities of product with the potential to cause environmental impacts are presented in Table 18.4.

Table 18.4
Potential Sources of Environmental Impacts.

Item	Unit/year	Quantity
Ore mining	tonnes	188,000 to 288,000 per year
Milling	tonnes	188,000 to 288,000 per year
Water requiring treatment	m3	Nil
Diesel	L	40,000
Petrol	L	0
Oil	L	5,000
Grease	kg	700
Explosive (ANFO 1.16 kg/m3)	kg	47,200
Explosive (Stick 0.2 kg/m3)	kg	8,000
Cyanide (9.2 kg/t concentrate)	kg	154,468
Sodium Hydroxide (1 kg/t concentrate)	kg	16,790
Hydrogen Peroxide (15 kg/t concentrate)	kg	251,850
Xanthate (60 g/t) Flotation	kg	9,636
Copper Sulphate (50 g/t) Flotation	kg	8,030
Methyl isobutyl carbonal	kg	642.4
(MIBC -Pine oil) (4 g/t) Flotation
Flocculent (40 g/t concentrate)	kg	6,424

Smelting fluxes such as borax, calcium fluorite and soda ash (total 900 kg) are not listed, as they are not expected to enter the environment.

18.4.4 Physical Impacts

Based on the review of hydrology and geohydrology data, surface and ground water resources in the project area are adequate to support the operational demands of the mine. The mine will mainly use water recycled from the primary tailings dam supplemented by clean water from the runoff diversion dam (western arm of the Suoi Lo Tailings dam). People living in the adjacent hamlets do not use water sourced from within the mine area therefore the mine operation will not impact on their water supply.

Construction of a tailings storage facility (TSF) including the dams in Suoi Lo will alter the flow characteristics of this small catchment during the life-of-mine.  However, it is not expected to alter the water flow characteristics of the Bong Mieu River.

Average water discharge from the mine is modelled to be 24.91 L/s which represents 0.98% of the average flow of the Bong Mieu River (2,530 L/s). The Suoi Lo catchment (3.09 km2)

occupies 3% of the total catchment of the Bong Mieu River (101 km2). Thus, it is expected that potential impact on catchment hydrology will therefore be insignificant.

During construction, the source of water contaminants will be almost entirely domestic sewage from the workers and runoff from the construction and mine sites

During operations water contamination may come from a variety of sources on site. These include the mine at lower groundwater levels, seepage from waste rock dumps, tailings and process water discharge, spillway runoff and seepage, site runoff and landfill seepage. To manage the potential contamination, a system of diversion drains will be excavated to direct the discharge of the upper Suoi Lo valley around the leach concentrate and primary tailings ponds and a system of cut-off drains will be excavated to isolate waste dump areas and open pit mines from overland flow.  The seepage from waste dumps will be diverted into the primary tailings pond.

After mine closure, all plant, buildings and infrastructure will be removed and sites re-vegetated.  It is possible that acid rock drainage will be generated by the breakdown of sulphidic rocks within waste dumps, the TSF and remaining open pits.  This wastewater within the TSF has the potential if not properly managed to contaminate the lower Suoi Lo and the Bong Mieu River downstream.

The primary and leach concentrate tailings ponds will be engineered with a minimal surface wetland to prevent oxidation of tailings while they consolidate. Discharge from the wetland will be released via an engineered spillway.  The under-toe drain will flow into a smaller wetland formed from the under-drain collection pond below the primary tailings pond, where it will be diluted by wetland overflow and further diluted when it enters the Bong Mieu River

Pit dewatering is calculated to produce minimal groundwater discharge as the proposed open pits are on a broad northwest sloping ridge with a highly constrained catchment.

Dust levels will be greatest during construction due to earthmoving activities but will reduce as cover and revegetation of disturbed areas is undertaken during operational mining.

With regard to potential sources of noise, a range of fixed plant will be used on site, including a rock crusher, cone crusher, ball mill, dump loaders and haul trucks.  The main potential noise sources are expected to be:

• Mining operations in the open pit.
• Haul trucks from mine to plant site.
• Plant site operations (rock crushing and screening).
• Disposal of spoil.
• Road-going trucks, principally during the construction phase.
• Reclaim pump on the TSF.

A number of potential land use impacts are examined including:

• Degradation of soil cover or soil quality due to earthworks, erosion and pollution.
• Conflict with the local residents regarding changing land use within the project area.
• Loss of fertile land due to project development.

The area of the proposed mine development is presented in Table 18.5.

Table 18.5
Predicted land area potentially impacted.

Item	Area (ha)
Mining area with surface impact.	5.4ha
Tailings, storm water management ponds area including haul road	19.4ha
Waste dumps	1.8ha
Mine plant and maintenance facilities area Including 30 m buffer	3.4ha
Access road	12(1500x8) existing.
To be upgraded
Total Estimated Area	42.0

Significant ecological impacts are likely to be caused by the uncontrolled discharge of mine or tailings water or solid waste into the receiving environment. Therefore, many of the mine systems described within this report are to quantify the chemical nature of the mine waste and to understand the natural environment (rainfall, stream flow and chemistry and biota) to ensure that uncontrolled release does not occur.

Potential biological impacts from project development can be grouped into 4 main categories. These are:

• Acute (pulse impacts) toxicity.
• Chronic (long term impacts) toxicity.
• Habitat and biodiversity loss.
• Public health and safety.

There is a potential for both short and long term human health risks in the project areas and damage to agriculture in the downstream environment if contaminated solutions unintentionally escape from the project either through groundwater, surface water contamination, or airborne emissions.

The proposed Ho Gan mine has the potential to have both positive and negative socioeconomic impacts on the region.

Positive impacts will include:

• Contribution to the development of a modern mineral exploration industry.

• Encouragement of the growth of new industries and services.

• National and provincial taxes due to project revenue and increased personal and sales tax.

• Employment opportunities for local people and Vietnamese mining professionals leading to an improvement of quality of life and living standards.

• The creation of educational opportunities.

Potential adverse social impacts from the project include:

• The potential requirement to displace, through re-settlement, residents who are currently living in the immediate project area.

• The potential loss of income/resources for local people due to forest disturbance by mining activities.

• Population pressures due to the influx of migratory workers have the potential to cause increased pressures on housing and local public services in the project area.

• Increased traffic flows and power requirements for the mine have the potential to cause impacts over the life of the mine.

• Loss of Mineral Resources currently being utilized by local artisanal miners.

• Loss of water resources.

• Impacts on areas of cultural importance to local people.

18.4.5     Risk Analysis and Breakdown

The hazard related to typhoons is considered to be especially significant for mining activity in the Bong Mieu area.  The area will be struck directly or will be “brushed” by typhoons approximately once per year.  A major typhoon track cuts across the coast just above Da Nang. Most typhoons sweep northwesterly from Da Nang but a few turn southwesterly. These latter types are especially dangerous for the Bong Mieu area. Site water management plans reflect this concern and diversion drains are designed to cope with the 100-year short duration rainfall event.  A spillway will protect the tailings dam from overtopping during extreme rainfall events.

Seismic risk has been assessed and structural design will be to withstand a 475-year return event. The TSF is designed to withstand a Maximum Credible Earthquake event, which has a far greater return frequency (1 in 10,000 years).

International best practice procedures will be taught and adhered to in mining equipment use, blasting, health and safety procedures etc.

Public concern is greatest regarding potential noise, increased traffic, contamination of water resources and ecosystems by mine process fluids or sewerage, social impacts such as gambling, prostitution and increased load on infrastructure.  It is considered that these concerns are addressed within the level of mine planning carried out to date.  Local and regional governments will control social impacts as they will be stakeholders fully consulted with regards to the mine plan, and infrastructure and staffing needs months or years beforehand.

18.4.6     Environmental Consequences of Not Developing the Project

If the project is not developed, the potential environmental impacts of the project will not occur. However, without the mining project, development in this area is likely to be slow or not occur at all.  Illegal mining activity is likely to continue and, as a result, the local environment, which has been damaged by past illegal mining activities, will likely deteriorate further.

18.4.7     Prevention Or Mitigation Of Potential Negative Impacts On The Environment

During the project development and planning phase a number of options for mining, processing, plant location, cyanide destruction, TSF location and management and infrastructure location were considered. These project options have been finalized after due consideration of the nature of the ore body, potential environmental impacts arising during the development and operation of the mine and prevention or mitigation of those impacts.

The application of proper pollution prevention and mitigation measures both during operations and after mine closure is of particular significance and conforms to international best practice mining methodology. The applications of these measures are described in detail in the EIA.

18.4.8     Environmental Management, Monitoring And Investigation Program

The primary method of determining the environmental impacts attributable to mine development is through an environmental monitoring program.  Developing good baseline data showing the environmental and socio-economic conditions of the pre-development site is a prerequisite for any international mining development. This is particularly important for the Ho Gan project in light of the pre-existing impacts from previous and continuing illegal mining of a number of hard rock and alluvial prospects within the Investment License area.

Environmental monitoring through construction, design and closure can also be used to measure the effectiveness of mitigation actions and to separate natural or pre-existing impacts from mine development impacts. The EIA describes in detail the environmental management program that will be implemented at the mine, environmental monitoring sites and expected sample numbers and expenditure estimates.

18.4.9     Licences And Permits

Investment License IL 140/GP covering 30 km2 was issued on 5 March 1991 to BMGMC and together with Mining License ML582/CNNG/KTM covering 358 ha issued on 22 July 1992 comprises the Bong Mieu project.  The proposed Ho Gan mine occupies 42 ha on a saddle on a northwest trending ridge of Nui Kem Mountain.

The investment license is bounded by a rectangular boundary from 108o24’00” to 108o27’34” Longitude and 15o22’49” to 15o22’20” Latitude.

18.5     PROJECT IMPLEMENTATION

The overall duration of the implementation of the Bong Mieu project is estimated to be only 6 months from the start of engineering to the commissioning of the facilities. The projected mine start-up date is April 2005. The project completion date is contingent on receipt of the permits and having project financing in place by November 2004 as well as punctual delivery of major equipment. The schedule may be revised slightly pending final commitments from suppliers and contractors.

The project schedule milestones include the following:

• Begin the detailed engineering, procurement and contracts administration in November 2004, following the completion of the pre-feasibility study.

• Receive all relative permits and mobilize for construction in November 2004.

• Start tailings dam area clearing in November 2004.

• Complete necessary infrastructure upgrades, such as roads and power supply by December 2004.

• Commence mine pre-stripping in December 2004 and complete in March 2005.

• Complete site preparation in February 2005.

• Complete detailed design and engineering of Gekko process modules in November 2004, manufacture and deliver to site by February 2005 and install and commission in March and April 2005.

• Order ball mill in November 2004, ship to site by March 2005, install in March 2005 and commission in April 2005.

• Complete the construction of all site buildings by February 2005.

• Complete commissioning of the crusher and plant modules by the end of April 2005.

• Commence gold production at the end of April 2005.

The schedule reflects a ‘fast track’ approach with the project administration being conducted by the technical staff of Olympus. The schedule assumes that all site contracts will be local and that the processing facilities will be built offshore by Gekko and transported to site as modules.  The development of the project assumes a seamless transition between the pre-feasibility study and detailed engineering, contracts administration and construction.

18.6     CAPITAL COST ESTIMATE

The estimated capital cost for development of the project is US$ 4,478,000. This estimate includes a 10% contingency. Estimating precision is considered to be +/- 15%. A summary of the estimated pre-production capital cost is presented in Table 18.6.

Table 18.6
Detailed Capital Cost Estimate
(United States dollars)

Cost Area	Month 1	Month 2	Month 3	Month 4	Month 5	Total
Project manager (50%)	5,000	5,000	5,000	5,000	5,000	10,000
Project engineer	4,380	6,300	6,300	6,300	6,300	12,600
Civil engineer & translator (50%)	140	140	140	140	140	280
Mine geologist		0	6,000	6,000	6,000	12,000
Mill metallurgist		0	6,000	6,000	6,000	12,000
Laboratory supervisor		0	3,000	3,000	3,000	6,000
Administration supervisor (30%)		0	2,000	2,000	2,000	4,000
Office sundries		0	500	500	500	1,000
Health & safety		0	500	500	500	1,000
Bong Mieu administration cost	7,400	7,400	7,400	7,400	7,400	37,000
Personnel -Admin/Process/Lab.		0	4,217	8,181	8,181	20,579
Total Project Administration	16,920	18,840	41,057	45,021	45,021	166,859
Zone 2				10,000	10,000	20,000
Zone 7&8		10,000	10,000			20,000
Total Definition drilling		10,000	10,000	10,000	10,000	40,000
Road & access	26,500					26,500
Bridge	49,000					49,000
Power distribution	42,000	28,000				70,000
Office /first aid building	6,000	20,000				26,000
Warehouse and Shop	18,000	15,000				33,000
Detox/gold room				6,000	7,000	13,000
Security	3,300					3,300
Housing	38,000	33,000				71,000
Water supply	15,100					15,100
Mine site preparation			27,000	30,000		57,000
Tools & equipment	9,000	6,000				15,000
Fences/Security/camera				8,000	5,000	13,000
Fuel & oil storage facilities	8,000					8,000
Mine prestripping		54,133	54,133	54,133		162,400
Total Infrastructure	214,900	156,133	81,133	98,133	12,000	562,300
Ambulance	43,000					43,000
Russian jeep	13,500	13,500				27,000
Fork lift				18,000		18,000
Total Light vehicles	56,500	13,500	0	18,000	0	88,000
Crusher & conveyors installed	88,500			88,500		177,000
Foundations		12,000				12,000
Fine ore bin			35,000			35,000
Grinding & gravity unit - Gekkos	483,333			483,333	483,333	1,450,000
ILR 5000& gold process	291,667			291,667	291,667	875,000
Gekko plant inland transport				10,000		10,000
Plant stand by generator				60,000		60,000
Gekko plant installation					34,000	34,000
Assay lab. (includes building)		25,000	122,000			147,000
Total Process Plant	863,500	37,000	157,000	933,500	809,000	2,800,000
Site & Tailings area clearing	10,000		20,000			30,000
Dam#1		13,000	26,000	26,000		65,000
Dam#2		16,000	32,000	32,000		80,000
Dam#3		10,000	20,000	20,000		50,000
Dam#4		10,000	20,000	20,000		50,000
Tailings lines					6,000	6,000
Pumps					10,000	10,000
Total Tailings	10,000	49,000	118,000	98,000	16,000	291,000
Working Capital					122,500	122,500
Subtotal	1,161,820	284,473	407,190	1,202,654	1,014,521	4,070,659
Contingencies 10%	116,182	28,447	40,719	120,265	101,452	407,066
Total	1,278,002	312,921	447,909	1,322,920	1,115,973	4,477,725

18.7 OPERATING COST ESTIMATE

A summary of the estimated average life-of-mine unit operating costs, per tonne of ore treated, is presented in Table 18.7.

Table 18.7
Summary of Life-of-Mine Unit Operating Costs

Unit Cost
Area	US$/t Milled
Mining	3.91
Processing	5.49
General and Administration	1.93
Gold refining, insurance etc per ounce	0.19
Mine development	0.29
Cash operating cost	11.82

The average life-of mine unit operating cost, based on the production plan presented in the economic evaluation section of this study, is estimated at $11.82/t milled. The life-of-mine unit mining cost is estimated to be $1.87/t of rock mined. The corresponding life-of-mine development cost is $0.14/t mined. The estimated life-of-mine gold refining and other off-site costs equates to $3.00/ oz of gold produced.

Local unit costs were reviewed by Micon during the visit to the Property. The operating cost estimates use a Vietnamese Dong (VND) to United States dollar exchange rate of 15,750.

18.7.1     Mining Costs

Olympus Pacific retained a local excavating company to provide a mining plan and cost estimate.  This company generated a detailed report on mining methodologies and costs, using locally available labour and equipment, and domestic sources of mining materials. The mining costs provided by the Vietnamese contractor, with equipment depreciation excluded, are provided in Table 18.8.

Table 18.8
Vietnamese Contractor Mining Cost Estimate (US$/tonne)

(with equipment depreciation/rentals removed)

Description	500t/d	800t/d
Labour	0.78	0.78
Blasting Supplies	0.62	0.62
Fuel, Maintenance	0.31	0.31
Subtotal	1.71	1.71
Common Expense @ 68%	0.53	0.33
Subtotal	2.24	2.05
Management @ 10%	0.22	0.20
Total	2.47	2.25

The mining cost estimate prepared by the Vietnamese contractor was prepared using local labour and material costs. However, it was based on using very selective mining methods involving short blastholes drilled vertically on 1-m benches. In Micon’s opinion, such highly selective drilling and blasting procedures will not be required to obtain a satisfactory level of mining recovery and waste dilution. Micon recommends that 3 to 5-m benches be employed to improve productivity in the open pits and reduce the amount of labour and support services required.

Using the Vietnamese mining contractor’s cost estimate as a basis for estimating the more representative costs, modifications were made to reflect a higher mining bench, longer blastholes and larger blasts, as well as the resulting improved productivity.  These cost modifications include a reduction in the labour costs by 33%, and a 25% reduction in the common (indirect) costs.  Micon believes that these modifications are reasonable.  The revised mining cost estimate that was used in the calculation of cut-off grades, is presented in Table 18.9.

Table 18.9
Adjusted Mining Cost Estimate (US$/tonne)

(including improved productivities with higher mining benches)

Description	500t/d	800t/d
Labour	0.52	0.52
Blasting Supplies	0.62	0.62
Fuel, Maintenance	0.31	0.31
Subtotal	1.45	1.45
Common Expense @ 68%	0.40	0.25
Subtotal	1.85	1.70
Management @ 10%	0.18	0.17
Total	2.03	1.87

Micon has reviewed mining costs at other similar mining operations elsewhere in the world has found them to be generally within an acceptable range of other comparable operations.

18.7.2     Processing Costs

The processing costs for 500 t/d and 800 t/d operating scenarios have been estimated from first principles by Olympus and reviewed by Micon. A summary of the estimated process unit costs for these two production rates is presented in Table 18.10.

Table 18.10
Summary of Estimated Unit Processing Operating Costs (US$/tonne)

Description	500t/d	800t/d
Labour	0.61	0.42
Processing Supplies	3.42	3.30
Power	1.51	1.51
Assaying	0.24	0.17
Heavy Equipment	0.07	0.04
Total	5.85	5.44

The process operating labour cost is estimated from using local labour rates and assumes a labour complement of 21 and 24 employees for the 500 t/d and 800 t/d operating scenarios, respectively.

18.7.3     General & Administration Costs

The general and administration (G&A) costs for 500 t/d and 800 t/d operating scenarios have been estimated by Olympus and reviewed by Micon. The average unit G&A operating costs for 500 and 800 t/d are estimated to be $2.41 and $1.87/t milled, respectively.

18.7.4     Offsite Costs

The cost of bullion transportation, insurance, refining and marketing is estimated to be $3.00 per ounce of gold produced.

18.8     ECONOMIC EVALUATION

Based on the estimated mineral reserves, a mine plan and processing design has been developed to mine and treat initially 500 t/d of ore, followed by an increase in production rate to 800 t/d in the 8th month of the operation. Based on the total of 780,000 tonnes contained in the reserves, with an average stripping ratio of 1.1 tonnes of waste per tonne of ore mined, a project life of about 43 months is proposed, including 6 months of construction and preproduction followed by 38 months of production.

The estimates of gold production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis, assuming 100% equity financing, and uses gold prices of between US$350 and US$425 per ounce.

18.8.1     Summary

The results of the cash flow evaluation are summarized in Table 18.11, showing life-of-mine totals.

Table 18.11
Life of Mine Totals, Economic Evaluation Summary

			Gold Price (US$/oz)
Item	Unit	350	375	400	425
Pre-production capital cost	$000	4,478	4,478	4,478	4.478
Sustaining capital	$000	903	903	903	903
Operating cost, excl. royalties	$000	10,082	10,082	10,082	10,082
Cash operating cost	$/oz	187.53	187.53	187.53	187.53
Total royalties	$000	941	1,008	1,075	1,142
Total reclamation costs	$000	256	256	256	256
Total production cost	$/oz	209.79	211.04	212.29	213.54
Gold production	oz	53,759	53,759	53,759	53,759
Gold sales	$000	18,816	20,160	21,404	22,848
Net revenue	$000	7,537	8,814	10,091	11,368
Project cash flow before tax	$000	2,402	3,679	4,956	6,232
Project payback	months	21	19	17	14
Pre-tax NPV@ 10 % discount rate	$000	1,404	2,422	3,440	4,457
Pre-tax NPV@ 5 % discount rate	$000	1,851	2,987	4,122	5,258
Pre-tax IRR	%	39	61	86	114

Factors assumed in the creation of the cash flow model include:

•  Sunk costs are not included.

•  Payment of applicable royalties.

•  Working capital is provided of $122,500 to cover the period of initial production before revenue from gold sales is received.

•  All operating and capital costs are based on second quarter 2004 US Dollars.

•  IRR and NPV are calculated with both capital cost and first 7 months of production revenues occurring in the same year.

•  Taxes are excluded as Olympus has stated that a 3 year tax holiday is anticipated

•  A total of 5% of revenue is attributed to royalties

A detailed cash flow calculation based on a gold price of US$ 400 per ounce follows.

19.0 CONCLUSIONS

•  The Ho Gan deposit provides a demonstrated gold resource, mineable by a series of shallow open pits.
•  Mineral reserves in the Proven and Probable category have been estimated.
•  The gold can be recovered by a conventional mining and processing operation.
•  Tailings deposition and environmental impact studies are complete and positive.
•  The economic analysis at gold prices ranging from $350 to $425 demonstrates that the Bong Mieu is a viable project.

20.0 RECOMMENDATIONS

Micon recommends that the detailed engineering and project development continue with the aim of bringing the project to production. The development should include the following activities.

•  The deposit remains open in several directions.  Additional in-fill and delineation drilling should commence as early as possible for an estimated total expenditure of $290,000. (Funds for this drilling are in the cash flow model). Successful infill drilling will extend the mine life beyond the current 38 months.

•  Finalize the existing metallurgical test program presently ongoing at Gekko and update the project process design criteria accordingly. The results from this program of work should provide more accurate design parameters and reduce any contingency built into the current process model.

•  Continue with existing detailed engineering program and the evaluation and selection of suitable site development contractors in order to manage cost effective engineering solutions and to achieve the proposed construction schedule.

•  Continue with the The Environmental Management, Monitoring and Investigation Program set out in the EIA prepared by Kingett Mitchell as the project progresses.

•  Additional resources apart from the Ho Gan deposit within the Bong Mieu property should be fully explored.

21.0 REFERENCES

1.	“A Technical Review Of The Bong Mieu Gold Project In Quang Nam Province, Vietnam For Olympus Pacific Minerals Inc”, 17 September, 2004, John R. Sullivan, P. Geo. and Stephen B. Cheeseman, P.Geo.

2.	“Pre-Feasibility Study on the Ho Gan Deposit of the Bong Mieu Gold Project, Vietnam”, November 2004, Micon International limited.

3.	“Environmental Impact Assessment, Ho Gan mine, Bong Mieu Project, Quang Nam Province, Vietnam”, August 2004, Kingett Mitchell Limited.

4.	“Xa Kok Sau Tailings, Dambong Mieu Gold Mine, Design Report , P6642.01-AH, Tails Dam Staged Design Report”, June 2004, Coffey Geosciences Pty Limited.

5.	Gekko Proposal, June 28, 2004, and subsequent letter communications.

6.	“Revision of Ho Gan Recovery estimates”, September 25, 2004, K.Konigsmann P. Eng.

22.0 SIGNATURES
Signed –“Kirk Rodgers”	November 30, 2004

Kirk Rodgers, P.Eng.
Senior Mining Engineer, Micon International Limited

Signed –“Ian Ward”	November 30, 2004

Ian Ward, P.Eng.
Principal Metallurgist, Micon International Limited
November 30, 2004
Signed – “Eugene Puritch”

Eugene Puritch, P.Eng.
Independent Consultant

Signed – “John R. Sullivan”	July 23, 2007

John R. Sullivan. P. Geo.
Senior Geologist, Watts, Griffis and McOuat Limited

Signed – “Stephen B. Cheeseman”	July 23, 2007

Stephen B. Cheeseman, P. Geo.
Senior Associate Geologist, Watts, Griffis and McOuat Limited

23.0 CERTIFICATES

CERTIFICATE OF KIRK H. RODGERS, P. Eng.

As a principal author of this report entitled “Technical Report, The Bong Mieu Gold Project, Vietnam”, dated November 30, 2004, I hereby make the following statements:

1.
My name is Kirk Rodgers and I hold the position of Senior Mining Engineer at Micon International Limited, Mineral Industry Consultants. My office address is Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2.

2. (a)
   I hold the following registrations and memberships:
   Registered Professional Engineer in Ontario
   Member of the Canadian Institute of Mining and Metallurgy
   Member of the Society for Mining, Metallurgy and Petroleum Engineers, of the AIME

(b)  I have been practicing as a registered professional engineer for 15 years.

3.
By reason of experience and education, I fulfill the requirements of a Qualified Person as set out in National Instrument 43-101, as regards the mining cost aspects contained in sections 18.1 and 18.7 of the Technical Report, and review of local unit costs and available infrastructure. I was also responsible for those sections applying to the mining cost, the review of local unit costs and available infrastructure, of the previous report on the property “Pre-Feasibility Study on the Ho Gan Deposit of the Bong Mieu Gold Project, Vietnam”, dated November, 2004.

4.	I visited the Bong Mieu project site in Vietnam in the period July 16-20, 2004, in order to inspect the deposits, the infrastructure and to review local cost structures.

5.
I have read National Instrument 43-101 and Form 43-101F1. The relevant sections of the Technical Report for which I was responsible have been prepared in accordance with generally accepted Canadian mining industry practice and are in compliance with National Instrument 43-101. It is based on my inspection, and examination and analysis of data and records provided by Olympus Pacific Minerals Inc. I was also a principal author of a previous report on the property “Pre-Feasibility Study on the Ho Gan Deposit of the Bong Mieu Gold Project, Vietnam”, dated November, 2004.

6.
As of the date of this Certificate, I am not aware of any material change or material fact in regard to the subject matter of this report, which is not reflected in this report, the omission to disclose which makes the report misleading.

7.	I am independent of Olympic Pacific Minerals Inc. in applying all the tests in Section 1.5 of National instrument 43-101.

8.	I have not had prior involvement with the property that is the subject of this report.

9.	I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of this report.

Dated this 30th day of November, 2004

“Kirk H. Rodgers”

Kirk H. Rodgers, P. Eng.

Toronto, Ontario

CERTIFICATE OF IAN R. WARD, P. Eng.

As a principal author of this report entitled "Technical Report, The Bong Mieu Gold Project, Vietnam” dated November 30, 2004, I hereby make the following statements:

1
My name is Ian R. Ward and I hold the position of Principal Metallurgist at Micon International Limited, Mineral Industry Consultants. My office address is 390 Bay Street, Suite 900, Toronto, Ontario, Canada, M5H2Y2.

2	I have the following academic qualifications:

BSc. Minerals Engineering, Birmingham University, UK (1968).

3
I am a registered Professional Engineer in the Province of Ontario, Canada (No. 48869010) since 1978. As well, I am a member in good standing of The Canadian Institute of Mining, Metallurgy and Petroleum (No. 99638).

4	I have been practising as a professional engineer for 25 years.

5
By reason of experience and education, I fulfill the requirements of a Qualified Person as set out in National Instrument 43-101, as regards the metallurgical, processing, capital cost and operating cost aspects of the Technical Report, and for the previous report on the property “Pre-Feasibility Study on the Ho Gan Deposit of the Bong Mieu Gold Project, Vietnam”, dated November , 2004.

6	I was the reviewer of reports prepared by others, which are included or referred to in Sections 18.3 and 18.4 of the Technical Report.

7
I have read National Instrument 43-101 and Form 43-101Fl. The relevant sections of the Technical Report for which I was responsible have been prepared in accordance with generally accepted Canadian mining industry practice and is in compliance with National Instrument 43-101, and Form 43-101F1. It is based on an examination and analysis of data, reports and records provided by “Olympus Pacific Minerals Inc”, “Gekko Systems ”, “Coffey Geosciences Pty Limited ” and “Kingett Mitchell Limited”. I was also a principal author of the previous report on the property “Pre-Feasibility Study on the Ho Gan Deposit of the Bong Mieu Gold Project, Vietnam”, dated November , 2004.

8
As of the date of this Certificate, I am not aware of any material fact or material change in regard to the subject matter of this report, which is not reflected in this report, the omission to disclose which makes the report misleading.

9	I am independent of Olympus Pacific Minerals Inc. applying all the tests in Section 1.5 of National Instrument 43-101.

10	I have not had prior involvement with the property that is the subject of this report.

11	I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of this report.

Dated this 30th day of November, 2004

“Ian R. Ward”

Ian R. Ward, P.Eng.

Toronto, Ontario

CERTIFICATE OF EUGENE PURITCH, P. Eng.

As the author of portions of this report entitled "Technical Report, The Bong Mieu Gold Project, Vietnam” dated November 30, 2004, I, Eugene Puritch do hereby certify that:

1.	I am an independent consultant contracted by Micon International Limited and I reside at: 44 Turtlecreek Blvd., Brampton, Ontario, Canada, L6W 3X7 tel. (905) 796-9192, e-mail genep@rogers.com

2.	I hold the following academic qualifications:

Mining Technologist Diploma	Haileybury School of Mines	1977

3.
I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (membership # 100014010); as well, I am a member in good standing of other technical associations and societies, including: Ontario Association of Certified Engineering Technicians and Technologists (Member) The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4.	I have worked as a technologist and engineer in the minerals industry for 26 years.

5.
I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. I have practiced by profession continuously since 1978. My career experience is summarized below:

- Mining Technologist - H.B.M.&S. and Inco Ltd.	1978-1980
- Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.	1981-1983
- Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine	1984-1986
- Self-Employed Mining Consultant – Timmins Area	1987-1988
- Mine Designer/Resource Estimator – Dynatec/CMD/Bharti	1989-1995
- Self-Employed Mining Consultant/Resource-Reserve Estimator	1995-Present

6.	I have not visited the Bong Mieu project.

7.
I am responsible for the preparation of the optimized open pit mine design and the estimation of the economic mineral resource and mineral reserves, contained in Section 18.1 of the Technical Report. I was also responsible for the same areas of the previous report on the property by Micon, entitled “Pre- Feasibility Study on the Ho Gan Deposit of the Bong Mieu Gold Project, Vietnam”, dated November, 2004.

8.	I have had no prior involvement with the mineral properties in question;

9.	I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading.

10.	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

11.	I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 30th day of November, 2004

“Eugene Puritch”

Eugene Puritch, P. Eng.

CERTIFICATE

To Accompany the Report titled
"Olympus Pacific Minerals Inc. Technical Report,
The Bong Mieu Gold Project Vietnam" dated November 30, 2004
(Revised July 23, 2007)

I, John R. Sullivan, do hereby certify that:

1.	I reside at 106 Stemmle Drive, Aurora, Ontario, Canada, L4G 6N8.

2.	I am a graduate from Queen’s University at Kingston, Kingston, Ontario with a B.Sc. Degree in Geology (1970), and I have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Geoscientists of Ontario (Membership Number 0136).

4.
I am a Senior Geologist with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.
I am a Qualified Person for the purposes of NI 43-101 with regard to a variety of mineral deposit types and have knowledge and experience with Mineral Resource and Mineral Reserve estimation parameters and procedures and those involved in the preparation of technical studies and reports.

6.	I visited the Bong Mieu property November 5 - 6, 2003 and have reviewed all of the technical data regarding the property as provided by Olympus Pacific Minerals Inc

7.	I was responsible for Sections 10 to 15 of the report.

8.	I have no personal knowledge as of November 30, 2004, of any material fact or change, which is not reflected in this report.

9.
Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Olympus Pacific Minerals Inc. or any associated or affiliated entities.

10.
Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Olympus Pacific Minerals Inc., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Olympus Pacific Minerals Inc. or any associated or affiliated companies.

12.
I have read NI 43-101 and Form 43-101F1 and have prepared this report in compliance with NI 43-101 and Form 43-101F1, and have prepared the report in conformity with generally accepted Canadian mining industry practice.

“John R. Sullivan”

John R. Sullivan, P.Geo., B.Sc.
July 23, 2007

CERTIFICATE

To Accompany the Report titled
"Olympus Pacific Minerals Inc. Technical Report,
The Bong Mieu Gold Project Vietnam" dated November 30, 2004
(Revised July 23, 2007)

I, Stephen B. Cheeseman, do hereby certify that:

1.	I reside at 3926 Lynn Valley Road, North Vancouver, British Columbia, Canada, V7K 2S9.

2.	I am a graduate of Queen’s University at Kingston, Kingston, Ontario with a B.Sc. (Honours) Degree in the Geological Sciences (1985), and I have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (Membership Number 108947).

4.
I am a Senior Associate Geologist with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario

5.	I have experience with a variety of mineral deposit types and Mineral Resource estimation techniques.

6.
I am a Qualified Person for the purposes of NI 43-101 and am responsible for Section 17 of the report, namely the Mineral Resource estimate audit and classification exercise for the Bong Mieu property.

7.	I have reviewed the technical data relative to the Mineral Resource estimates as prepared for and provided by Olympus Pacific Minerals Inc. I did not visit the property.

8.	I have no personal knowledge as of November 30, 2004, of any material fact or change, which is not reflected in this report.

9.
Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Olympus Pacific Minerals Inc., or any associated or affiliated entities.

10.
Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Olympus Pacific Minerals Inc., or any associated or affiliated companies.

11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Olympus Pacific Minerals Inc., or any associated or affiliated companies.

12.
I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1, and have prepared the report in conformity with generally accepted Canadian mining industry practice.

“Stephen B. Cheeseman”

Stephen B. Cheeseman, P.Geo., B.Sc.
July 23, 2007